UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9º Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Parent and Consolidated Interim Financial Information as of and the Three-month period Ended September 30, 2019 and Report on Review of Interim Financial Information
2.	3Q19 Earnings release
3.	Board of Directors minutes

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Parent and Consolidated

Interim Financial Information

as of and the Three-month period

Ended September 30, 2019 and

Report on Review of Interim

Financial Information

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Parent and Consolidated

Interim Financial Information

as of and the Three-month period Ended September 30, 2019

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report on the review of quarterly information—ITR

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

São Paulo, SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), comprised in the Quarterly Financial Information—ITR Form for the quarter ended September 30, 2019, which comprise the balance sheet as of September 30, 2019 and related statements of income, comprehensive income for the three and nine-month period then ended and changes in shareholders’ equity and cash flows for the nine-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement CPC 21 (R1) Interim Financial Information and with International Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board—IASB, such as for the presentation of these information in a manner consistent with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Financial Information—ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of the review

Our review was carried out in accordance with the Brazilian and international review standards for interim information (NBC TR 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the Accounting Committee and by IASB applicable to the preparation of Quarterly Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Commission—CVM.

Other matters

Interim statements of value added

The individual and consolidated interim statements of value added (DVA) for the nine-month period ended September 30, 2019, prepared under the responsibility of the Company’s management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company’s interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09—Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 6, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Marcio Serpejante Peppe

Accountant CRC 1SP233011/O-8

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of September 30, 2019 and December 31, 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Current assets
Cash and cash equivalents	4.a	71,055	172,315	2,553,294	3,938,951
Financial investments and hedging instruments	4.b	78,857	565,930	3,339,668	2,853,106
Trade receivables	5.a	—	—	3,790,303	4,069,307
Reseller financing	5.b	—	—	410,736	367,262
Inventories	6	—	—	3,285,623	3,354,532
Recoverable taxes	7.a	—	—	988,629	639,699
Recoverable income and social contribution taxes	7.b	38,088	39,705	314,529	257,182
Dividends receivable		—	260,483	118	1,064
Other receivables		3,321	1,527	76,511	58,561
Prepaid expenses	10	2,076	1,962	133,323	187,570
Contractual assets with customers – exclusive rights	11	—	—	481,498	484,473

Total current assets		193,397	1,041,922	15,374,232	16,211,707
Non-current assets
Financial investments and hedging instruments	4.b	—	—	545,539	202,349
Trade receivables	5.a	—	—	26,394	81,569
Reseller financing	5.b	—	—	363,528	348,268
Related parties	8.a	750,000	761,288	490	490
Deferred income and social contribution taxes	9.a	17,143	14,034	599,858	514,187
Recoverable taxes	7.a	—	—	742,040	747,180
Recoverable income and social contribution taxes	7.b	39,447	48,685	103,674	105,602
Escrow deposits	22.a	16	—	920,143	881,507
Indemnification asset – business combination	22.c	—	—	193,821	194,719
Other receivables		—	—	2,258	1,411
Prepaid expenses	10	31	30	94,919	399,095
Contractual assets with customers – exclusive rights	11	—	—	977,616	1,034,004

Total long term assets		806,637	824,037	4,570,280	4,510,381
Investments
In subsidiaries	12.a	10,259,249	9,509,480	—	—
In joint-ventures	12.a; 12.b	16,233	20,118	102,063	101,954
In associates	12.c	—	—	25,794	24,338
Other		—	—	2,792	2,795

		10,275,482	9,529,598	130,649	129,087
Right to use assets	13	—	—	1,944,979	—
Property, plant, and equipment	14	641	—	7,453,724	7,278,865
Intangible assets	15	246,163	246,163	2,322,953	2,369,355

Total non-current assets		11,328,923	10,599,798	16,422,585	14,287,688

Total assets		11,522,320	11,641,720	31,796,817	30,499,395

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

as of September 30, 2019 and December 31, 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Current liabilities
Loans and hedging instruments	16	—	—	1,131,924	2,007,430
Debentures	16.g	6,045	34,504	257,426	263,718
Trade payables	17	1,038	272	1,815,861	2,551,607
Trade payables—agreement	17	—	—	592,023	180,070
Salaries and related charges	18	958	228	432,081	428,192
Taxes payable	19	325	11,563	270,212	268,005
Dividends payable	26.h	14,691	282,334	15,902	284,024
Income and social contribution taxes payable		—	9,238	54,964	55,477
Post-employment benefits	20.b	—	—	42,237	45,655
Provision for asset retirement obligation	21	—	—	3,830	4,382
Provision for tax, civil, and labor risks	22.a	—	—	92,836	77,822
Trade payables – customers and third parties’ indemnification	23	—	—	—	3,501
Leases payable	13	—	—	205,252	2,849
Other payables		—	3,975	233,321	137,494
Deferred revenue	24	—	—	20,880	26,572

Total current liabilities		23,057	342,114	5,168,749	6,336,798
Non-current liabilities
Loans and hedging instruments	16	—	—	7,410,480	6,487,400
Debentures	16.g	1,723,179	1,722,450	6,269,399	6,401,535
Related parties	8.a	5,371	5,158	3,949	4,071
Deferred income and social contribution taxes	9.a	—	—	117,910	9,297
Post-employment benefits	20.b	—	—	202,290	204,160
Provision for asset retirement obligation	21	—	—	47,273	50,285
Provision for tax, civil, and labor risks	22.a; 22.c	399	798	852,496	865,249
Leases payable	13	—	—	1,362,682	43,217
Deferred revenue	24	—	—	—	11,850
Subscription warrants – indemnification	25	82,726	123,095	82,726	123,095
Other payables		—	—	205,696	162,409

Total non-current liabilities		1,811,675	1,851,501	16,554,901	14,362,568
Equity
Share capital	26.a; 26.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	26.b	9,696	4,309	9,696	4,309
Capital reserve	26.d	542,400	542,400	542,400	542,400
Treasury shares	26.c	(485,383)	(485,383)	(485,383)	(485,383)
Revaluation reserve on subsidiaries	26.e	4,568	4,712	4,568	4,712
Profit reserves	26.f	4,099,092	4,099,092	4,099,092	4,099,092
Retained earnings		423,005	—	423,005	—
Valuation adjustments	26.g.1	(166,787)	(63,989)	(166,787)	(63,989)
Cumulative translation adjustments	26.g.2	89,245	65,857	89,245	65,857
Additional dividends to the minimum mandatory dividends	26.h	—	109,355	—	109,355

Equity attributable to:
Shareholders of the Company		9,687,588	9,448,105	9,687,588	9,448,105
Non-controlling interests in subsidiaries		—	—	385,579	351,924

Total equity		9,687,588	9,448,105	10,073,167	9,800,029

Total liabilities and equity		11,522,320	11,641,720	31,796,817	30,499,395

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the nine-month period ended September 30, 2019 and 2018

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Net revenue from sales and services	27	—	—	65,635,188	67,230,939
Cost of products and services sold	28	—	—	(61,161,756)	(62,625,490)

Gross profit		—	—	4,473,432	4,605,449
Operating income (expenses)
Selling and marketing	28	—	—	(1,988,516)	(2,017,309)
General and administrative	28	—	—	(1,245,013)	(1,177,222)
Loss on disposal of property, plant and equipment and intangibles	29	—	—	908	(7,104)
Other operating income, net	30	316	(271)	100,034	(203,467)

Operating income before financial income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		316	(271)	1,340,845	1,200,347

Share of profit (loss) of subsidiaries, joint ventures and associates	12	627,153	583,101	(18,295)	(9,183)

Operating income before financial income (expenses) and income and social contribution taxes		627,469	582,830	1,332,550	1,191,164
Financial income	31	100,451	171,549	401,880	449,629
Financial expenses	31	(90,967)	(79,740)	(656,629)	(679,819)

Financial result, net		9,484	91,809	(254,749)	(230,190)

Income before income and social contribution taxes		636,953	674,639	1,067,801	960,974

Income and social contribution taxes
Current	9.b; 9.c	—	—	(306,692)	(296,056)
Deferred	9.b	3,109	(31,861)	(90,500)	(28,180)

		3,109	(31,861)	(397,192)	(324,236)
Net income for the period		640,062	642,778	670,609	636,738

Net income for the period attributable to:
Shareholders of the Company		640,062	642,778	640,062	642,778
Non-controlling interests in subsidiaries		—	—	30,547	(6,040)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	32	0.5903	0.5929	0.5903	0.5929
Diluted	32	0.5864	0.5890	0.5864	0.5890

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the three-month period ended September 30, 2019 and 2018

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Net revenue from sales and services	27	—	—	23,203,290	23,834,232
Cost of products and services sold	28	—	—	(21,580,190)	(22,209,129)

Gross profit		—	—	1,623,100	1,625,103
Operating income (expenses)
Selling and marketing	28	—	—	(613,457)	(683,390)
General and administrative	28	—	—	(445,539)	(407,093)
Gain (loss) on disposal of property, plant and equipment and intangibles	29	—	—	1,963	(2,520)
Other operating income, net	30	(104)	(16)	53,214	24,386

Operating income before financial income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		(104)	(16)	619,281	556,486

Share of profit (loss) of subsidiaries, joint ventures and associates	12	302,596	312,942	(8,247)	(2,806)

Operating income before financial income (expenses) and income and social contribution taxes		302,492	312,926	611,034	553,680
Financial income	31	24,112	52,412	125,592	145,030
Financial expenses	31	(31,504)	(30,465)	(288,993)	(203,836)

Financial result, net		(7,392)	21,947	(163,401)	(58,806)

Income before income and social contribution taxes		295,100	334,873	447,633	494,874

Income and social contribution taxes
Current	9.b; 9.c	—	345	(47,244)	(155,786)
Deferred	9.b	2,700	(7,884)	(93,066)	(15,870)

		2,700	(7,539)	(140,310)	(171,656)
Net income for the period		297,800	327,334	307,323	323,218

Net income for the period attributable to:
Shareholders of the Company		297,800	327,334	297,800	327,334
Non-controlling interests in subsidiaries		—	—	9,523	(4,116)
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	32	0.2746	0.3020	0.2746	0.3020
Diluted	32	0.2728	0.3001	0.2728	0.3001

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the nine-month period ended September 30, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Net income for the period		640,062	642,778	670,609	636,738
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	26.g.1	(103,119)	(262,195)	(103,098)	(262,195)
Fair value adjustments of financial instruments of joint ventures, net	26.g.1	83	(1,641)	83	(1,641)
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	26.g.2	23,388	39,158	23,388	39,158
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	26.g.1	238	(299)	238	(299)

Total comprehensive income for the period		560,652	417,801	591,220	411,761

Total comprehensive income for the period attributable to shareholders of the Company		560,652	417,801	560,652	417,801
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	30,568	(6,040)

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended September 30, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Net income for the period		297,800	327,334	307,323	323,218
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	26.g.1	(118,804)	(51,663)	(118,804)	(51,663)
Fair value adjustments of financial instruments of joint ventures, net	26.g.1	2,450	(4,188)	2,450	(4,188)
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	26.g.2	29,274	(5,230)	29,274	(5,230)
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	26.g.1	—	—	—	—

Total comprehensive income for the period		210,720	266,253	220,243	262,137

Total comprehensive income for the period attributable to shareholders of the Company		210,720	266,253	210,720	266,253
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	9,523	(4,116)

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the nine-month period ended September 30, 2019 and 2018

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	—	109,355	9,448,105	351,924	9,800,029
Net income for the period		—	—	—	—	—	—	—	—	—	640,062	—	640,062	30,547	670,609
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	26.g.1	—	—	—	—	—	—	—	(103,036)	—	—	—	(103,036)	21	(103,015)
Actuarial gain of post-employment benefits, net of income taxes	26.g.1	—	—	—	—	—	—	—	238	—	—	—	238	—	238
Currency translation of foreign subsidiaries, including the effect of net investments hedge	26.g.2	—	—	—	—	—	—	—	—	23,388	—	—	23,388	—	23,388

Total comprehensive income for the period		—	—	—	—	—	—	—	(102,798)	23,388	640,062	—	560,652	30,568	591,220
Shareholder transaction -gain in reimbursement of shares pref. B from Oxiteno Nordeste	3.b.2	—	—	—	—	—	—	—	—	—	208	—	208	(208)	—
Equity instrument granted	26.b	—	5,387	—	—	—	—	—	—	—	—	—	5,387	—	5,387
Realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	(144)	—	—	—	—	144	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	—	—	—	—	—	(27)	—	(27)	—	(27)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(1,521)	(1,521)
Redemption of non-controlling shares of Oxiteno Nordeste	3.b.2	—	—	—	—	—	—	—	—	—	—	—	—	(2,180)	(2,180)
Capital increase from Iconic non-controlling shareholders		—	—	—	—	—	—	—	—	—	—	—	—	6,996	6,996
Approval of additional dividends by the Shareholders’ Meeting	26.h	—	—	—	—	—	—	—	—	—	—	(109,355)	(109,355)	—	(109,355)
Interim dividends (R$ 0.20 per share of the Company)	26.h	—	—	—	—	—	—	—	—	—	(217,382)	—	(217,382)	—	(217,382)

Balance as of September 30, 2019		5,171,752	9,696	542,400	(485,383)	4,568	686,665	3,412,427	(166,787)	89,245	423,005	—	9,687,588	385,579	10,073,167

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the nine-month period ended September 30, 2019 and 2018

(In thousands of Brazilian Reais)

							Profit reserve						Shareholders’ equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2017		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	159,643	53,061	—	163,742	9,251,033	339,288	9,590,321
Retrospective effect of business combination of Chevron	26.g.1	—	—	—	—	—	—	—	4,064	—	—	—	4,064	33,371	37,435

Balance as of December 31, 2017—restated		5,171,752	536	549,778	(482,260)	4,930	629,144	3,000,707	163,707	53,061	—	163,742	9,255,097	372,659	9,627,756
Net income for the period		—	—	—	—	—	—	—	—	—	642,778	—	642,778	(6,040)	636,738
Other comprehensive income:
Fair value adjustments of available for sale, net of income taxes	26.g.1	—	—	—	—	—	—	—	(263,836)	—	—	—	(263,836)	—	(263,836)
Actuarial losses of post-employment benefits, net of income taxes	26.g.1	—	—	—	—	—	—	—	(299)	—	—	—	(299)	—	(299)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	26.g.2	—	—	—	—	—	—	—	—	39,158	—	—	39,158	—	39,158

Total comprehensive income for the period		—	—	—	—	—	—	—	(264,135)	39,158	642,778	—	417,801	(6,040)	411,761
Equity instrument granted	26.b	—	2,704	—	—	—	—	—	—	—	—	—	2,704	—	2,704
Stock plan	8.c; 26.c	—	—	(4,557)	(1,970)	—	—	—	—	—	—	—	(6,527)	—	(6,527)
Realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	(169)	—	—	—	—	169	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	26.e	—	—	—	—	—	—	—	—	—	(3)	—	(3)	—	(3)
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(3,998)	(3,998)
Approval of additional dividends by the Shareholders’ Meeting	26.h	—	—	—	—	—	—	—	—	—	—	(163,742)	(163,742)	—	(163,742)
Interim dividends (R$ 0.56 per share of the Company)	26.h	—	—	—	—	—	—	—	—	—	(304,241)	—	(304,241)	—	(304,241)

Balance as of September 30, 2018—restated		5,171,752	3,240	545,221	(484,230)	4,761	629,144	3,000,707	(100,428)	92,219	338,703	—	9,201,089	362,621	9,563,710

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the nine-month period ended September 30, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Cash flows from operating activities
Net income for the period		640,062	642,778	670,609	636,738
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(627,153)	(583,101)	18,295	9,183
Amortization of contractual assets with customers – exclusive rights	11	—	—	273,383	282,430
Amortization of right to use assets	13.a	—	—	219,225	—
Depreciation and amortization	14;15	—	—	623,620	602,286
PIS and COFINS credits on depreciation	14;15	—	—	11,134	11,798
Interest and foreign exchange rate variations		4,433	(62,942)	1,083,929	810,269
Deferred income and social contribution taxes	9.b	(3,109)	31,861	90,500	28,180
Loss on disposal of property, plant, and equipment and intangibles	29	—	—	(908)	7,104
Estimated losses on doubtful accounts	5	—	—	27,502	73,425
Provision for losses in inventories	6	—	—	3,039	6,156
Provision for post-employment benefits	20.b	—	—	(1,888)	9,734
Equity instrument granted	8.c	—	—	5,387	2,704
Other provisions and adjustments		657	(7)	(2,095)	(3,852)

		14,890	28,589	3,021,732	2,476,155
(Increase) decrease in current assets
Trade receivables and reseller financing	5	—	—	225,745	(721,855)
Inventories	6	—	—	71,197	348,243
Recoverable taxes	7	1,617	(11,299)	(406,277)	(62,711)
Dividends received from subsidiaries and joint-ventures		1,521,209	510,776	3,729	43,356
Insurance and other receivables		(1,794)	1,236	(17,950)	(64,052)
Prepaid expenses	10	(114)	(158)	12,681	(526)
Contractual assets with customers – exclusive rights	11	—	—	—	(30,993)
Increase (decrease) in current liabilities
Trade payables	17	766	(419)	(344,167)	(34,165)
Salaries and related charges	18	730	(16)	3,889	33,146
Taxes payable	19	(11,238)	25	2,207	32,143
Income and social contribution taxes		(9,238)	—	118,411	101,092
Post-employment benefits	20.b	—	—	(3,418)	(1,440)
Provision for tax, civil, and labor risks	22.a	—	—	15,014	5,823
Insurance and other payables		(3,975)	(7,440)	87,063	(83,269)
Deferred revenue	24	—	—	(5,692)	1,689
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	—	—	39,915	(47,313)
Recoverable taxes	7	9,238	—	7,067	(105,522)
Escrow deposits		(16)	148	(38,636)	(45,490)
Other receivables		—	—	51	5,611
Prepaid expenses	10	(1)	(33)	(11,772)	(56,110)
Contractual assets with customers – exclusive rights	11	—	—	—	31,015
Increase (decrease) in non-current liabilities
Post-employment benefits	20.b	—	—	257	3,987
Provision for tax, civil, and labor risks	22.a; 22.c	(399)	—	(12,753)	14,037
Other payables		213	1,212	43,283	18,873
Deferred revenue	24	—	—	(11,850)	(299)
Payments of contractual assets with customers – exclusive rights	11	—	—	(231,737)	(279,381)
Income and social contribution taxes paid		—	—	(118,924)	(139,520)

Net cash provided by operating activities		1,521,888	522,621	2,449,065	1,442,524

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the nine-month period ended September 30, 2019 and 2018

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Cash flows from investing activities
Financial investments, net of redemptions	4.b	487,073	(529,447)	(841,235)	(1,289,718)
Cash and cash equivalents of subsidiary acquired	3.c	—	—	—	3,662
Acquisition of property, plant, and equipment	14	(641)	—	(669,805)	(856,760)
Acquisition of intangible assets	15	—	—	(75,839)	(186,390)
Acquisition of companies	3.c	—	—	—	(103,374)
Capital increase in subsidiary	12.a	(1,453,964)	—	—	—
Capital increase in joint ventures	12.b	—	—	(22,939)	(24,000)
Capital reduction in associates	12.c	—	—	—	1,250
Initial direct costs of right to use assets	13.a	—	—	(69,490)	—
Proceeds from disposal of property, plant, and equipment and intangibles	29	—	—	28,661	32,049

Net cash used in investing activities		(967,532)	(529,447)	(1,650,647)	(2,423,281)

Cash flows from financing activities
Loans and debentures
Proceeds	16	—	1,721,596	2,016,429	3,295,814
Repayments	16	—	(800,336)	(2,160,567)	(2,299,223)
Interest paid	16	(112,675)	(86,806)	(1,220,707)	(514,957)
Payments of lease	13.b	—	—	(237,225)	(3,839)
Dividends paid	26.h	(594,380)	(789,319)	(596,479)	(790,719)
Redemption of non-controlling shares of Oxiteno Nordeste	3.b.2	—	—	(2,180)	—
Capital increase from Iconic non-controlling shareholders		—	—	6,996	—
Acquisition of treasury shares	24.c	—	(6,526)	—	—
Related parties	8.a	51,439	30,683	(122)	(93)

Net cash provided by (used in) financing activities		(655,616)	69,292	(2,193,855)	(313,017)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	9,780	43,426

Increase (decrease) in cash and cash equivalents		(101,260)	62,466	(1,385,657)	(1,250,348)

Cash and cash equivalents at the beginning of the period	4.a	172,315	93,174	3,938,951	5,002,004
Cash and cash equivalents at the end of the period	4.a	71,055	155,640	2,553,294	3,751,656
Transactions without cash effect:
Addition on right to use assets and leases payable	13.a	—	—	244,650	—
Initial direct costs of right to use assets and trade payables	13.a	—	—	20,374	—

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the nine-month period ended September 30, 2019 and 2018

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	09/30/2019%		09/30/2018%		09/30/2019%		09/30/2018%
Revenue
Gross revenue from sales and services, except rents and royalties	27	—		—		69,823,702		70,366,165
Rebates, discounts, and returns	27	—		—		(1,114,791)		(875,288)
Estimated losses on doubtful accounts—allowance		—		—		(27,505)		(73,425)
Amortization of contractual assets with customers – exclusive rights	11	—		—		(273,383)		(282,430)
Gain (loss) on disposal of property, plant, and equipment and intangibles and other operating income, net	29;30	—		—		100,942		(210,571)

		—		—		68,508,965		68,924,451
Materials purchased from third parties
Raw materials used		—		—		(4,278,154)		(4,575,989)
Cost of goods, products, and services sold		—		—		(57,022,478)		(57,897,573)
Third-party materials, energy, services, and others		8,065		5,355		(2,009,651)		(1,530,821)
Provisions for losses of assets		—		—		(20,007)		(9,734)

		8,065		5,355		(63,330,290)		(64,014,117)
Gross value added		8,065		5,355		5,178,675		4,910,334

Deductions
Depreciation and amortization	14;15	—		—		(842,845)		(602,286)
PIS and COFINS credits on depreciation	14;15	—		—		(11,134)		(11,798)

		—		—		(853,979)		(614,084)
Net value added by the Company		8,065		5,355		4,324,696		4,296,250

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	12	627,153		583,101		(18,295)		(9,183)
Rents and royalties	27	—		—		111,861		102,786
Financial income	31	100,451		171,549		401,880		449,629

		727,604		754,650		495,446		543,232
Total value added available for distribution		735,669		760,005		4,820,142		4,839,482

Distribution of value added
Labor and benefits		6,369	1	4,663	1	1,609,804	34	1,641,653	34
Taxes, fees, and contributions		655	—	35,222	5	1,941,113	40	1,699,022	35
Financial expenses and rents		88,583	12	77,342	10	598,616	12	862,069	18
Dividends distributed		217,382	30	304,241	40	218,903	5	308,239	6
Retained earnings		422,680	57	338,537	44	451,706	9	328,499	7

Value added distributed		735,669	100	760,005	100	4,820,142	100	4,839,482	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”). The information about segments are disclosed in Note 33.

2.	Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s Parent and consolidated interim financial information (“interim financial information”) were prepared in accordance with the International Accounting Standard (“IAS”) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and in accordance with the pronouncement CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the interim financial information, and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all periods presented in this interim financial information, except for the adoption of International Financial Reporting Standards (“IFRS”) 16/CPC 06 (R2), as of January 1, 2019 as described in Note 2.h and y.

a.	Recognition of Revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company’s subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 27 and 33.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees. For more information, see Note 24.a.

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 24.b.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

Exchange variations and the results of derivative financial instruments are presented in the statement of profit and loss on financial expenses.

Research and development expenses are recognized in the statements of profit or loss and amounted to R$ 44,793 for the nine-month period ended September 30, 2019 (R$ 40,381 for the nine-month period ended September 30, 2018).

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For further information on cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

c.	Financial Assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•

Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•

Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

•	The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•

Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

•

Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

•

Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 34.

d.	Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled (see Notes 5 and 34.d.3). The estimated losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the interim financial information of the parent company (see Notes 3.b and 12.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the interim financial information (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

h.	Right to Use Assets and Lease Payable

The subsidiaries of the Company recognized in the financial position, a right to use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13). The amortization expenses of right to use assets is recognized in statement of profit or loss over the lease contract term. The liability is increased for interest and net of payments. The charges are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result.

Right to use assets include amounts related to port concession grants (see Note 35.c).

The subsidiaries of the Company apply the exemptions for recognition of short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

i.	Property, Plant, and Equipment

Property, plant, and equipment (“PP&E”) is recognized at acquisition or construction cost, including financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 21), less accumulated depreciation and, when applicable, less provision for losses (see Note 14).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 14, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

j.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below:

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

•

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 15, taking into account their useful lives, which are reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

l.	Financial Liabilities

The financial liabilities include trade payables and other payables, loans, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants—indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss over its term, using the effective interest rate method (see Note 16.h).

m.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further information about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same tax authority.

n.	Provision for Asset Retirement Obligation – Fuel Tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability accrue interest using the National Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known. An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results.

o.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 22).

p.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 20.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

q.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the interim financial information. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

s.	Basis for Translation of Interim financial information of Foreign Subsidiaries

s.1.	Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than Brazilian Real, which have administrative autonomy, are translated using the exchange rate at the date of the interim financial information. Revenues and expenses are translated using the average exchange rate of each period and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income on September 30, 2019 was a gain of R$ 89,245 (gain of R$ 65,857 on December 31, 2018)—see Note 26.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay
Oxiteno Andina, C.A. (ii)	Bolivar Soberano	Venezuela

(i)

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

(ii)

According the definition and general guidance of IAS 29 (CPC 42), the characteristics of the economic environment of Venezuela indicate that this country is a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index. As of September 30, 2019, the Bolivar Soberano (“VES”) are traded to 20,746.39 VES/US$ for sale and 20,694.53 VES/US$ for purchase.

s.2.	Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the interim financial information. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in statements of profit or loss for the nine-month period ended September 30, 2019 amounted to R$ 5,005 (loss of R$ 7,916 for the nine-month period ended September 30, 2018).

t.	Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

t.1	Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b) and the determination of significant influence in associates (Notes 2.g and 12.c).

t.2	Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 34), the determination of the estimated losses on doubtful accounts (Notes 2.d, 5 and 34.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.s.1.ii), the useful lives and discount rate of right to use assets (Notes 2.h and 13), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 25 and 34.j). The actual result of the transactions and information may differ from their estimates.

u.	Impairment of Assets

The Company and its subsidiaries review, in every report period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized for the nine-month period ended September 30, 2019.

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquire is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisition are recorded in the statement of profit or loss when incurred.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

w.	Statements of Value Added

The statements of value added (“DVA”) are presented as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for the IFRS, which does not require the presentation of DVA.

x.	Statements of Cash Flows Indirect Method

The Company and its subsidiaries present the interest paid on loans, debentures, and leases payable in financing activities. The Company and its subsidiaries present financial investments on a net basis of income and redemptions in the investing activities.

y.	Adoption of the Pronouncements Issued by CPC and IASB

The following standards, amendments, and interpretations to IFRS were issued by the IASB, which are effective as of January 1, 2019:

(i)	IFRS 16/CPC 06 (R2)—Lease:

With the adoption of IFRS 16/CPC 06 (R2), the leases contracted by the Company’s subsidiaries, identified and effective at the date of transition and with maturities of more than 12 months, were accounted in the interim financial information:

- recognition of right to use assets and lease liabilities in financial position, initially measured at the present value of future lease payments; and

- recognition of amortization expenses of right to use assets and interest expenses on the lease payable in the financial result in the statements of profits or loss.

The Company selected as transition method the modified retrospective approach, with the cumulative effect of initial application of this new pronouncement recorded as an adjustment to the opening balance of equity and without restatement of comparative periods.

In the analysis of the adoption, the Company’s management, with the assistance of specialized consulting, carried out the inventory of the contracts, evaluating whether or not each agreement contains a lease in accordance with IFRS 16/CPC 06 (R2). This analysis identified impacts mainly related to the lease of properties from third parties, port areas and lower amounts arising from other operations where the existence of leased assets individually or combined in service contracts was identified.

As allowed in the standard, short-term leases with a term of 12 months or less, variable amounts, indefinite term and leases of low amount assets such as computers and office furniture, are recognized as lease expenses on a straight-line basis in the statements of profit or loss.

In addition, the following practical expedients were used to transition to new lease accounting requirements:

•	application of the IFRS 16/CPC 06 (R2) to all contracts initiated before January 1, 2019 that were identified as leases in accordance with IAS 7/CPC 06 (R1) and IFRIC 4/ICPC 03;

•	use of discount rate according to the lease term and similar characteristics;

•	contracts with a term of 12 months from the date of the initial adoption of the standard or with indefinite term were not recorded;

•	exclusion of the initial direct costs of the measurement of the opening balance from right to use asset; and

•	options for extension of the term or termination were considered, when applicable.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the effects on the initial adoption of the IFRS 16/CPC 06 (R2):

01/01/2019
Current assets
Prepaid expenses	(39,066)
Non-current assets
Prepaid expenses	(288,630)
Right to use assets	1,731,427
Intangible assets	(39,928)

Total assets	1,363,803

Current liabilities
Leases payable	13,827
Non-current liabilities
Leases payable	1,349,976

Total liabilities	1,363,803

The analysis associated with the measurement and accounting of the lease agreements are substantially completed.

To measurement, the Company used a nominal discount rate, and estimated the payment flows for the gross portion of taxes.

(ii)	IFRIC 23/ICPC 22—Uncertainty over income tax treatments:

IFRS 23 (ICPC 22) clarifies how to apply the recognition and measurement when there is uncertainty over income tax treatments, that means, there are doubts about acceptance of the treatments adopted by the fiscal authority, applying the requirements in IAS 12 (CPC 32).

In the evaluation of management, no significant impacts were identified as a result of the adoption of IFRIC 23/ICPC 22, since all the procedures adopted for the determination and collection of income taxes are supported by the legislation and precedents from Administrative and Judicial Courts.

z.	Authorization for Issuance of the Interim financial information

This interim financial information was authorized for issue by the Board of Directors on November 6, 2019.

3.	Principles of Consolidation and Investments in Subsidiaries

a.	Principles of Consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Investments in Subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share
			09/30/2019		12/31/2018
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban – Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	—	56	—	56
Integra Frotas Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	—	100	—	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	—	100	—	100
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio (2)	Brazil	Oxiteno	—	100	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	—	100	—	100
Tequimar Vila do Conde Logística Portuária S.A.	Brazil	Ultracargo	—	100	—	—
Ultrapar International S.A.	Luxembourg	Others	100	—	100	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

(1)	Non operating company in closing phase.
(2)	On April 30, 2019, the shareholders of Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) approved the rescue of all of its preferred shares class “B”, with consequent cancellation.
(3)	Company constituted on May 20, 2019 due the concession of the port of Vila do Conde (see Note 35.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	TEAS – Terminal Exportador de Álcool de Santos Ltda. Acquisition

The Company through its subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) acquired 100% of the quotas of TEAS Terminal Exportador de Álcool de Santos Ltda. (“TEAS”). On March 29, 2018, the acquisition was concluded through the closing of the operation. For further details of TEAS business combination, see Note 3.d of financial statements as of and for the year ended December 31, 2018 filed on CVM on February 20, 2019.

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Certificate of Deposit (“CDI”), in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 34.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 6,438,501 as of September 30, 2019 (R$ 6,994,406 as of December 31, 2018) are as follows:

a.	Cash and Cash Equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Cash and bank deposits
In local currency	483	381	257,211	117,231
In foreign currency	—	—	74,103	88,251
Financial investments considered cash equivalents
In local currency
Fixed-income securities	70,572	171,934	2,209,102	3,722,308
In foreign currency
Fixed-income securities	—	—	12,878	11,161

Total cash and cash equivalents	71,055	172,315	2,553,294	3,938,951

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Financial Investments and Currency and Interest Rate Hedging Instruments

The financial investments, which are not classified as cash and cash equivalents, are presented as follows:

	Parent		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Financial investments
In local currency
Fixed-income securities and funds	78,857	565,930	2,746,037	2,537,315
In foreign currency
Fixed-income securities and funds	—	—	303,203	154,811
Currency and interest rate hedging instruments (a)	—	—	835,967	363,329

Total financial investments	78,857	565,930	3,885,207	3,055,455

Current	78,857	565,930	3,339,668	2,853,106
Non-current	—	—	545,539	202,349

(a)	Accumulated gains, net of income tax (see Note 34.j).

5.	Trade Receivables and Reseller Financing (Consolidated)

a.	Trade Receivables

The composition of trade receivables is as follows:

	09/30/2019	12/31/2018
Domestic customers	3,995,895	4,290,996
Foreign customers	227,064	244,960
(-) Estimated losses on doubtful accounts	(406,262)	(385,080)

	3,816,697	4,150,876

Current	3,790,303	4,069,307
Non-current	26,394	81,569

The breakdown of trade receivables, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days

09/30/2019	4,222,959	3,344,645	121,322	47,927	34,855	110,462	563,748
12/31/2018	4,535,956	3,739,601	121,622	53,864	49,629	84,920	486,320

The breakdown of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2019	406,262	34,930	3,811	2,428	3,340	55,586	306,167
12/31/2018	385,080	39,226	4,094	3,754	5,533	46,783	285,690

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Movements in the allowance for estimated losses on doubtful accounts are as follows:

Balance as of December 31, 2018	385,080
Additions	138,638
Write-offs	(117,456)

Balance as of September 30, 2019	406,262

For further information about the allowance for estimated losses on doubtful accounts, see Note 34.d.3.

b.	Reseller financing

The composition of reseller financing is as follows:

	09/30/2019	12/31/2018
Reseller financing – Ipiranga	925,064	855,229
(-) Estimated losses on doubtful accounts	(150,800)	(139,699)

	774,264	715,530

Current	410,736	367,262
Non-current	363,528	348,268

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market. The terms of reseller financing range substantially from 12 months to 60 months, with an average term of 40 months. The minimum and maximum interest rates are 0% per month and 1% per month, respectively.

The breakdown of reseller financing, gross of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2019	925,064	640,075	9,503	8,772	17,092	36,724	212,898
12/31/2018	855,229	633,183	11,262	14,869	9,377	20,783	165,755

The breakdown of estimated losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2019	150,800	23,825	671	844	2,283	17,535	105,642
12/31/2018	139,699	26,982	1,250	1,642	1,131	12,176	96,518

Movements in the allowance for estimated losses on doubtful accounts are as follows:

Balance as of December 31, 2018	139,699
Additions	25,390
Write-offs	(14,289)

Balance as of September 30, 2019	150,800

For further information about the allowance for estimated losses on doubtful accounts, see Note 34.d.3.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	09/30/2019			12/31/2018
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,515,191	(1,778)	1,513,413	1,367,015	(1,804)	1,365,211
Finished goods	513,882	(26,169)	487,713	581,504	(20,923)	560,581
Work in process	1,578	—	1,578	1,412	—	1,412
Raw materials	344,068	(2,651)	341,417	383,161	(1,894)	381,267
Liquefied petroleum gas (LPG)	103,739	(5,761)	97,978	109,362	(5,761)	103,601
Consumable materials and other items for resale	146,020	(2,410)	143,610	150,188	(3,770)	146,418
Pharmaceutical, hygiene, and beauty products	517,935	(3,786)	514,149	583,060	(5,364)	577,696
Purchase for future delivery (1)	159,564	(2,965)	156,599	193,928	(2,964)	190,964
Properties for resale	29,273	(107)	29,166	27,489	(107)	27,382

	3,331,250	(45,627)	3,285,623	3,397,119	(42,587)	3,354,532

(1)	Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2018	42,587
Reversals to net realizable value adjustment	(5,250)
Additions of obsolescence and other losses	8,290

Balance as of September 30, 2019	45,627

The breakdown of provisions for losses related to inventories is shown in the table below:

	09/30/2019	12/31/2018
Net realizable value adjustment	16,152	21,402
Obsolescence and other losses	29,475	21,185

Total	45,627	42,587

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Taxes to Recover

a.	Recoverable Taxes (Consolidated)

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	09/30/2019	12/31/2018
ICMS (a.1)	943,918	710,669
Provision for ICMS losses (a.1)	(92,924)	(99,187)
PIS and COFINS (a.2)	793,808	720,731
Value-Added Tax (IVA) of foreign subsidiaries	34,594	31,678
Others	51,273	22,988

Total	1,730,669	1,386,879

Current	988,629	639,699
Non-current	742,040	747,180

a.1	The recoverable ICMS is substantially related to the following subsidiaries and operations:

(i)	The subsidiary Oxiteno Nordeste predominantly carries out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;

(ii)

The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) has credits arising from interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), and credits arising from the difference between transactions of inflows and outflows of products subject to ICMS taxation (mainly ethanol);

(iii)

The subsidiary Extrafarma has credits of ICMS and ICMS-ST (tax substitution) advances on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast.

Management estimates the realization of these credits within up to 10 years.

The provision for ICMS losses relates to tax credits that the subsidiaries estimate will not utilize or offset in the future.

a.2

Refers, mainly, to the PIS and COFINS credits recorded under Laws 10,637/2002 and 10,833/2003 by the subsidiaries IPP and Cia. Ultragaz, whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of 2 years by management. The subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A.”) has credits resulted from reimbursement the amounts unduly paid as PIS half-yearly. The subsidiaries Oxiteno S.A. and Extrafarma have credits resulting from a definitive favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS. The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) and Empresa Carioca de Produtos Químicos S.A. (“EMCA”) have credits resulted from a final favorable decision to the exclusion of ICMS from the calculation basis of PIS and COFINS-import. The credits of Oxiteno S.A. will be realized through corporate restructuring with Oxiteno Nordeste. For these cases, management estimates the realization of these credits within up to 5 years.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Recoverable Income Tax and Social Contribution Taxes

Represented by recoverable IRPJ and CSLL.

	Parent		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
IRPJ and CSLL	77,535	88,390	418,203	362,784

Total	77,535	88,390	418,203	362,784

Current	38,088	39,705	314,529	257,182
Non-current	39,447	48,685	103,674	105,602

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries arising from the tax advances of previous years, with management estimating the realization of these credits within up to 5 years for the subsidiaries Oxiteno S.A. and Oxiteno Nordeste and up to 2 years for the others.

8.	Related Parties

a.	Related Parties

a.1	Parent

	Assets	Liabilities	Financial income(1)
	Debentures (1)	Account payable
Ipiranga Produtos de Petróleo S.A.	750,000	—	40,151
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	5,371	—

Total as of September 30, 2019	750,000	5,371	40,151

	Assets	Liabilities		Financial income(1)
	Debentures (1)	Other payables(2)	Account payable
Ipiranga Produtos de Petróleo S.A.	761,288	—	—	41,422
Companhia Ultragaz S.A.	—	3,975	—	—
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	—	5,158	—

Total as of December 31, 2018	761,288	3,975	5,158

Total as of September 30, 2018				41,422

(1)

In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to CDI.

(2)	Refers to the Deferred Stock Plan (see Note 8.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2	Consolidated

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,875
Others	490	1,074

Total as of September 30, 2019	490	3,949

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,925
Others	490	1,146

Total as of December 31, 2018	490	4,071

Loans agreements have indeterminate terms and do not contain interest clauses. These are carried out due temporary excess or necessity cash of the Company, its subsidiaries, and its associates.

	Commercial transactions
	Receivables(1)	Payables(1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	1,519	2	14,240	—
Refinaria de Petróleo Riograndense S.A.	—	196,813	—	733,806	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	3,455	113	3,657	109	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	124	—	—	1,106
Chevron Latin America Marketing LLC	1,386	—	—	—	—

Total as of September 30, 2019	4,841	198,569	3,659	748,155	1,106

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Commercial transactions
	Receivables(1)	Payables(1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	567	5	8,986	—
Refinaria de Petróleo Riograndense S.A.	—	24,630	—	779,536	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,042	136	4,144	766	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	117	—	—	1,117

Total as of December 31, 2018	1,042	25,450

Total as of September 30, 2018			4,149	789,288	1,117

(1)	Included in “domestic trade receivables”, “domestic trade payables” and “domestic trade payables—agreement”, respectively.
(a)

Refers to rental contracts of 15 drugstores owned by LA’7 as of September 30, 2019 (15 drugstores as of December 31, 2018), a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no an estimated loss or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 16.i.

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 20.b.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	09/30/2019	09/30/2018
Short-term compensation	36,944	28,673
Stock compensation (*)	7,313	(336)	(*)
Post-employment benefits	1,934	1,709
Termination benefit	—	905

Total	46,191	30,951

(*)	Includes the reversal of expenses for the cancellation of granted shares due to termination of executive employment (see Note 8.c).

c.	Deferred Stock Plan (Consolidated)

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors does not have a stock plan. The fair value of the awards were determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	200,000	2022 to 2024	34.00	9,378	(4,115)	5,263
March 4, 2016	380,000	2021 to 2023	32.72	17,147	(10,436)	6,711
December 10, 2014	800,000	2019 to 2021	25.32	27,939	(22,935)	5,004
March 5, 2014	111,200	2020 to 2021	26.08	5,999	(5,455)	544
November 7, 2012	153,328	2019	21.45	16,139	(16,085)	54

	1,644,528			76,602	(59,026)	17,576

For the nine-month period ended September 30, 2019, the amortization in the amount of R$ 7,955 (R$ 4,774 for the nine-month period ended September 30, 2018) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2018	1,700,128
Shares vested and transferred	(55,600)

Balance on September 30, 2019	1,644,528

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The information above were adjusted retrospectively as disclosure in Note 26.a.

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company’s share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	12,642	(4,214)	8,428
Restricted and performance	November 8, 2017	75,876	2020 to 2022	38.19	5,014	(2,525)	2,489
Restricted and performance	April 4, 2018	184,076	2021 to 2023	34.35	12,066	(4,755)	7,311
Restricted	September 19, 2018	160,000	2024	19.58	4,321	(720)	3,601
Restricted	September 24, 2018	80,000	2024	18.40	2,030	(339)	1,691
Restricted and performance	April 3, 2019	567,876	2022 to 2024	23.25	24,491	(3,204)	21,287
Restricted	September 2, 2019	440,000	2025	16.42	10,074	(140)	9,934

		1,747,828			70,638	(15,897)	54,741

For the nine-month period ended September 30, 2019, a general and administrative expense in the amount of R$ 9,048 was recognized in relation to the Plan (R$ 4,369 for the nine-month period ended September 30, 2018).

Balance on December 31, 2018	739,952
Shares Granted on April, 3, 2019	567,876
Shares Granted on September 2, 2019	440,000

Balance on September 30, 2019	1,747,828

The information above were adjusted retrospectively as disclosure in Note 26.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.	Deferred Income (IRPJ) and Social Contribution Taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of PP&E, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	100,048	116,191
Provisions for tax, civil, and labor risks	—	—	155,925	154,516
Provision for post-employment benefits	—	—	84,145	85,575
Provision for differences between cash and accrual basis	—	—	261,908	147,376
Goodwill	—	—	9,514	12,258
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	75,249	75,838
Provision for asset retirement obligation	—	—	14,690	15,801
Provision for suppliers	—	—	49,948	38,339
Provision for profit sharing and bonus	—	—	40,319	49,621
Other provisions	7,464	14,034	57,830	56,394
Tax losses and negative basis for social contribution carryforwards (d)	9,679	—	306,264	208,036

Total	17,143	14,034	1,155,840	959,945

Offset the liabilities balance	—	—	(555,982)	(445,758)

Net balance of deferred taxes assets	17,143	14,034	599,858	514,187

Liabilities—Deferred income and social contribution taxes on:
Revaluation of PP&E	—	—	1,887	1,981
Lease payable	—	—	2,481	2,858
Provision for differences between cash and accrual basis	—	—	311,393	138,332
Provision for goodwill	—	—	227,637	187,845
Business combination – fair value of assets	—	—	114,713	117,352
Temporary differences of foreign subsidiaries	—	—	35	—
Other provisions	—	—	15,746	6,687

Total	—	—	673,892	455,055

Offset the assets balance	—	—	(555,982)	(445,758)

Net balance of deferred taxes liabilities	—	—	117,910	9,297

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent		Consolidated
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Initial balance	14,034	29,158	504,890	530,419
Deferred IRPJ and CSLL recognized in income of the period	3,109	(31,861)	(90,500)	(28,180)
Deferred IRPJ and CSLL recognized in other comprehensive income	—	—	64,310	159,852
Deferred IRPJ and CSLL recognized in business combination (i)	—	—	—	(38,017)
Others	—	—	3,248	3,712

Final balance	17,143	(2,703)	481,948	627,786

(i)	For further details of Chevron and TEAS business combination, see Note 3.c and 3.d of financial statements filed on CVM on February 20, 2019.

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 Year	7,087	218,319
From 1 to 2 Years	1,552	143,645
From 2 to 3 Years	1,552	212,803
From 3 to 5 Years	3,058	245,874
From 5 to 7 Years	3,894	221,164
From 7 to 10 Years	—	114,035

Total of deferred tax assets relating to IRPJ and CSLL	17,143	1,155,840

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	9,800	91,538	1,086,096	970,157
Statutory tax rates—%	34	34	34	34

Income and social contribution taxes at the statutory tax rates	(3,332)	(31,123)	(369,273)	(329,853)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(594)	(213)	(41,228)	(54,667)
Nontaxable revenues (ii)	7,098	13	24,568	22,837
Adjustment to estimated income (iii)	—	—	8,245	7,261
Interest on equity (iv)	—	(538)	—	(538)
Unrecorded deferred Income and Social Contribution Taxes Carryforwards deferred (v)	—	—	(64,769)	(39,610)
Other adjustments	(63)	—	14,374	(5,700)

Income and social contribution taxes before tax incentives	3,109	(31,861)	(428,083)	(400,270)

Tax incentives—SUDENE	—	—	30,891	76,034

Income and social contribution taxes in the income statement	3,109	(31,861)	(397,192)	(324,236)

Current	—	—	(306,692)	(296,056)
Deferred	3,109	(31,861)	(90,500)	(28,180)
Effective IRPJ and CSLL rates -%	(31.7)	34.8	36.6	33.4

(i)

Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;

(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)

Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;

(iv)

Interest on equity is an option foreseen in Brazilian corporate law to distribute profits to shareholders, calculated based on the long-term interest rate (“TJLP”), which does not affect the income statement, but is deductible for purposes of IRPJ and CSLL, being taxable to the beneficiary and deductible to the entity that pays;

(v)	See Note 9.d.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives – SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”), as shown below:

Subsidiary	Units	Incentive—%	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base (1)	75	2027
	Suape base (2)	75	2027
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)

The subsidiary Bahiana Distribuidora de Gás Ltda. (“Bahiana”), obtained 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on October 22, 2018, until 2027, due to the modernization for its Aracaju plant – Sergipe. On October 22, 2018, the constitutive benefit appraisal report was sent to the RFB for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the RFB to approve the constitutive benefit appraisal report setting the tacit approval of the application, the income tax reduction recognized by the subsidiary in the statement of profit or loss in 2019, with retroactive effect in January 2018 in the amount of R$ 1,067.

(2)

The subsidiary Bahiana had the 75% income tax reduction incentive recognized by SUDENE, through an appraisal report on January 14, 2019, until 2027, due to the modernization for its Suape plant – Pernambuco. On January 23, 2019, the constitutive benefit appraisal report was sent to the RFB, approved in May 2019.

d.	Income and Social Contribution Taxes Carryforwards

As of September 30, 2019, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 1,136,130 (R$ 873,718 as of December 31, 2018) and negative basis of CSLL of R$ 1,137,879 (R$ 876,315 as of December 31, 2018), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

In addition, certain offshore subsidiaries had tax loss carryforwards of R$ 1,042,286 (R$ 620,906 as of December 31, 2018).

As of September 30, 2019, the amount of deferred income and social contribution tax assets recognized were R$ 306,264. As of December 31, 2018, the amount was R$ 208,036, supported by the technical study of the projection of taxable profits for the realization of deferred tax assets, reviewed by the Fiscal Council and approved by the Company’s Board of Directors.

The amount of deferred taxes assets not recognized due to the uncertainty of realization is R$ 328,312 as of September 30, 2019 (R$ 220,832 as of December 31, 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid Expenses (Consolidated)

	09/30/2019	12/31/2018
Rents(1)	90,587	413,799
Advertising and publicity	29,421	54,011
Deferred Stock Plan, net (see Note 8.c)	18,287	22,737
Insurance premiums	56,975	52,607
Software maintenance	9,525	21,667
Other prepaid expenses	23,447	21,844

	228,242	586,665

Current	133,323	187,570
Non-current	94,919	399,095

(1)	After the adoption of IFRS16/CPC 06 (R2), some agreements were transferred to right to use assets (see Note 2.y).

11.	Contractual Assets with Customers – Exclusive Rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reduction of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement (amortization in weighted average term of five years), being reviewed as changes occur under the terms of the agreements.

Balance and changes are shown below:

09/30/2019
Balance as of December 31, 2018	1,518,477
Additions	231,737
Amortization	(273,383)
Transfer	(17,717)

Balance as of September 30, 2019	1,459,114

Current	481,498
Non-current	977,616

09/30/2018
Balance as of December 31, 2017	1,502,360
Additions	279,381
Amortization	(282,430)
Transfer	(22)

Balance as of September 30, 2018	1,499,289

Current	487,206
Non-current	1,012,083

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of statements of financial position and statements of profit or loss of subsidiaries and joint venture:

	09/30/2019
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,244,330	6,665,477	18,460,997	4,393,869	533,332
Liabilities	2,547	4,830,197	11,255,657	4,417,025	484,444
Equity	1,241,783	1,835,280(*)	7,205,340(*)	(23,156)	48,888
Net revenue from sales and services	—	1,059,174	53,795,806	—	1,530,851
Net income (loss)	13,770	120,744(*)	532,042(*)	(36,711)	(8,274)
% of capital held	100	100	100	100	33

	12/31/2018
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,279,932	6,222,795	17,850,422	2,904,188	517,304
Liabilities	2,509	3,416,140	12,434,610	2,894,598	456,714
Equity	1,277,423	2,806,655(*)	5,415,812(*)	9,590	60,590
% of capital held	100	100	100	100	33

	09/30/2018
	Subsidiaries				Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Net revenue from sales and services	—	1,020,297	54,931,643	—	1,546,283
Net income (loss)	88,375	201,695(*)	297,056(*)	(5,298)	9,046
% of capital held	100	100	100	100	33

(*)	adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 33.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2018	1,277,423	2,806,655	5,415,812	9,590	9,509,480	20,118	9,529,598
Share of profit (loss) of subsidiaries and joint venture	13,770	120,744	532,094	(36,708)	629,900	(2,747)	627,153
Dividends and interest on equity (gross)	(50,015)	(1,011,490)	(198,000)	—	(1,259,505)	(1,221)	(1,260,726)
Tax liabilities on equity- method revaluation reserve	—	—	(27)	—	(27)	—	(27)
Equity instrument granted	178	486	4,723	—	5,387	—	5,387
Valuation adjustment of subsidiaries	25	(103,587)	738	—	(102,824)	83	(102,741)
Translation adjustments of foreign-based subsidiaries	—	23,328	—	—	23,328	—	23,328
Capital increase in cash	—	—	1,450,000	3,964	1,453,964	—	1,453,964
Redemption of non-controlling shares of Oxiteno Nordeste	402	(856)	—	—	(454)	—	(454)

Balance as of September 30, 2019	1,241,783	1,835,280	7,205,340	(23,154)	10,259,249	16,233	10,275,482

	Investments in subsidiaries					Joint-venture
	Ultracargo – Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2017	1,165,426	2,682,015	5,407,699	13,121	9,268,261	54,739	9,323,000
Share of profit (loss) of subsidiaries and joint venture	88,375	201,695	297,064	(5,298)	581,836	1,265	583,101
Dividends and interest on equity (gross)	—	(97,849)	(353,824)	—	(451,673)	(31,174)	(482,847)
Tax liabilities on equity- method revaluation reserve	—	—	(3)	—	(3)	—	(3)
Equity instrument granted	46	186	2,472	—	2,704	—	2,704
Valuation adjustment of subsidiaries	(59)	(261,500)	3,140	—	(258,419)	(1,641)	(260,060)
Translation adjustments of foreign-based subsidiaries	—	39,438	(280)	—	39,158	—	39,158

Balance as of September 30, 2018	1,253,788	2,563,985	5,356,268	7,823	9,181,864	23,189	9,205,053

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

On September 23, 2019, for the port concession BEL02A at the port of Miramar, Latitude Logística Portuária S.A. (“Latitude”) was constituted (see Note 35.c).

These investments are accounted for under the equity method of accounting based on their interim financial information as of September 30, 2019.

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Latitude Logistica	Total
Balance as of December 31, 2018	7,446	20,118	74,390	—	101,954
Capital increase	—	—	17,500	5,439	22,939
Valuation adjustments	—	83	—	—	83
Dividends and interest on equity (gross)	(1,473)	(1,221)	—	—	(2,694)
Share of profit (loss) of joint ventures	1,728	(2,747)	(19,200)	—	(20,219)

Balance as of September 30, 2019	7,701	16,233	72,690	5,439	102,063

	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2017	6,096	54,739	61,226	122,061
Capital increase	—	—	24,000	24,000
Valuation adjustments	—	(1,641)	—	(1,641)
Dividends and interest on equity (gross)	—	(31,174)	—	(31,174)
Share of profit (loss) of joint ventures	1,478	1,265	(13,780)	(11,037)

Balance as of September 30, 2018	7,574	23,189	71,446	102,209

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	09/30/2019
	União Vopak	RPR	ConectCar
Current assets	8,308	390,880	129,939
Non-current assets	8,958	142,452	158,237
Current liabilities	1,672	418,324	142,038
Non-current liabilities	194	66,120	759
Equity	15,400	48,888	145,379
Net revenue from sales and services	12,602	1,530,851	57,320
Costs, operating expenses and income	(8,338)	(1,544,816)	(98,185)
Net financial income and income and social contribution taxes	(808)	5,691	2,466
Net income (loss)	3,456	(8,274)	(38,399)
Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50	33	50

	12/31/2018
	União Vopak	RPR	ConectCar
Current assets	8,432	370,250	129,152
Non-current assets	8,552	147,054	150,054
Current liabilities	1,814	385,079	130,414
Non-current liabilities	280	71,635	14
Equity	14,890	60,590	148,778
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

	09/30/2018
	União Vopak	RPR	ConectCar
Net revenue from sales and services	13,970	1,546,283	41,046
Costs, operating expenses and income	(9,592)	(1,537,184)	(82,338)
Net financial income and income and social contribution taxes	(1,420)	(53)	13,733
Net income (loss)	2,958	9,046	(27,559)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

The percentages in the table above are rounded.

On August 5, 2019, for the port of Vitória, Navegantes Logística Portuária S.A. (“Navegantes”) was constituted (see Note 35.c). Until the end of this quarterly information there was no capital paid-in.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of August 31, 2019, while the other associates are valued based on the interim financial information as of September 30, 2019.

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total

Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338
Dividends	(381)	—	—	—	(87)	(468)
Share of profit (loss) of associates	1,323	632	(35)	(65)	69	1,924

Balance as of September 30, 2019	5,631	15,998	3,555	163	447	25,794

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total

Balance as of December 31, 2017	6,348	14,458	3,618	340	577	25,341
Capital reduction	(1,250)	—	—	—	—	(1,250)
Dividends	(839)	—	—	—	(206)	(1,045)
Share of profit (loss) of associates	881	979	(27)	(88)	109	1,854

Balance as of September 30, 2018	5,140	15,437	3,591	252	480	24,900

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	09/30/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	10,522	52,189	73	43	136
Non-current assets	14,346	83,524	10,147	775	2,437
Current liabilities	1,741	16,626	—	25	24
Non-current liabilities	602	9,454	3,110	302	1,208
Equity	22,525	109,633	7,110	491	1,341
Net revenue from sales and services	9,322	43,463	—	—	—
Costs, operating expenses and income	(3,700)	(36,791)	(81)	(152)	226
Net financial income and income and social contribution taxes	(116)	(2,483)	12	(43)	(19)
Net income (loss)	5,506	4,189	(69)	(195)	207
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,803	38,714	51	19	64
Non-current assets	15,254	85,395	10,238	990	2,791
Current liabilities	3,963	9,777	—	21	123
Non-current liabilities	332	8,888	3,109	302	1,334
Equity	18,762	105,444	7,180	686	1,398
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	09/30/2018
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	7,910	42,269	—	—	—
Costs, operating expenses and income	(4,068)	(32,211)	(71)	(239)	346
Net financial income and income and social contribution taxes	(196)	(3,567)	17	(22)	(18)
Net income (loss)	3,646	6,491	(54)	(261)	328
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Right to Use Assets and Leases payable (Consolidated)

Some of the subsidiaries of the Company have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution center; (ii) Extrafarma: pharmacies and distribution center; (iii) Ultragaz: points of sale and bottling base; (iv) Ultracargo: port areas; and (v) Oxiteno: industrial plant. Some subsidiaries also have lease agreements relating to vehicles.

a.	Right to Use Assets

	Weighted average useful life (years)	Adoption IFRS 16 / CPC 06 (R2)	Additions and remeasurement	Write-offs	Transfer	Effect of foreign currency exchange rate variation	Amortization	Balance on 09/30/2019
Cost:
Real estate	7	1,636,330	230,020	(22,960)	32,190	70,560	—	1,946,140
Port area (*)	—	—	89,864	—	—	—	—	89,864
Other	4	95,097	14,630	(1,367)	27,847	3,961	—	140,168

		1,731,427	334,514	(24,327)	60,037	74,521	—	2,176,172

Accumulated amortization:
Real estate		—	—	1,904	—	(6)	(191,999)	(190,101)
Port area		—	—	—	—	—	—	—
Other		—	—	214	(14,068)	(12)	(27,226)	(41,092)

		—	—	2,118	(14,068)	(18)	(219,225)	(231,193)

Net amount		1,731,427	334,514	(22,209)	45,969	74,503	(219,225)	1,944,979

(*)	Refers to the port concession grants, of which R$ 69,490 was paid by subsidiaries of the Company in the 3rd quarter of 2019 and R$ 20,374 to be paid in the 4th quarter of 2019 (see Note 35.c).

b.	Leases Payable

The changes in leases payable are shown below:

Balance as of December 31, 2018	46,066
Adoption IFRS 16/CPC 06 (R2)	1,363,803
Interest accrued	94,954
Payments	(237,225)
Additions and remeasurement	244,650
Write-offs	(22,378)
Effect of foreign currency exchange rate variation	78,064

Balance as of September 30, 2019	1,567,934

Current	205,252
Non-current	1,362,682

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under leases contracts are presented below:

09/30/2019
Up to 1 year	327,609
From 1 to 2 years	548,594
From 2 to 3 years	423,828
From 3 to 4 years	352,693
From 4 to 5 years	237,115
More than 5 years	574,870

Total	2,464,709

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

c.	Lease Contracts of Low Amount Assets

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms from 36 to 48 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
09/30/2019	8,377	7,078	—	15,455

The expense recognized for the nine-month period ended September 30, 2019 was R$ 6,253 (R$ 9,053 for the nine-month period ended September 30, 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Property, Plant, and Equipment (Consolidated)

Balances and changes in PP&E are as follows:

	Weighted average useful life (years)	Balance on 12/31/2018	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2019
Cost:
Land	—	620,879	—	—	4,785	(1,453)	2,040	626,251
Buildings	32	1,801,073	4,644	—	95,431	(803)	16,087	1,916,432
Leasehold improvements	8	1,015,640	11,836	—	76,721	(21,161)	33	1,083,069
Machinery and equipment	13	5,219,256	91,596	—	240,746	(4,910)	37,145	5,583,833
Automotive fuel/lubricant distribution equipment and facilities	14	2,864,333	72,701	—	63,970	(34,733)	—	2,966,271
LPG tanks and bottles	10	743,016	41,122	—	(6,993)	(37,143)	—	740,002
Vehicles	7	308,756	20,057	—	719	(15,540)	(99)	313,893
Furniture and utensils	9	279,016	10,527	—	3,160	(2,100)	371	290,974
Construction in progress	—	922,799	417,526	—	(490,025)	—	11,232	861,532
Advances to suppliers	—	14,088	6,907	—	(8,921)	—	—	12,074
Imports in progress	—	41	3,367	—	(384)	—	—	3,024
IT equipment	5	395,063	13,731	—	171	(3,236)	506	406,235

		14,183,960	694,014	—	(20,620)	(121,079)	67,315	14,803,590

Accumulated depreciation:
Buildings		(743,117)	—	(42,485)	206	680	(951)	(785,667)
Leasehold improvements		(558,042)	—	(64,039)	2,021	19,881	(9)	(600,188)
Machinery and equipment		(2,969,209)	—	(223,110)	2,981	4,005	9,337	(3,175,996)
Automotive fuel/lubricant distribution equipment and facilities		(1,657,608)	—	(120,319)	—	29,342	—	(1,748,585)
LPG tanks and bottles		(401,056)	—	(44,948)	4,467	24,489	—	(417,048)
Vehicles		(123,650)	—	(20,458)	28	8,627	112	(135,341)
Furniture and utensils		(155,339)	—	(13,934)	(11)	2,055	98	(167,131)
IT equipment		(288,083)	—	(26,161)	50	3,145	(429)	(311,478)

		(6,896,104)	—	(555,454)	9,742	92,224	8,158	(7,341,434)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2018	Additions	Depreciation	Transfer (i)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2019

Provision for losses:
Advances to suppliers	(83)	(27)	—	—	—	—	(110)
Buildings	(306)	—	—	—	—	—	(306)
Land	(827)	—	—	—	—	—	(827)
Leasehold improvements	(1,385)	—	—	—	729	(46)	(702)
Machinery and equipment	(6,117)	—	—	—	—	(157)	(6,274)
Automotive fuel/lubricant distribution equipment and facilities	(165)	—	—	—	60	—	(105)
Construction in progress	(38)	—	—	—	—	—	(38)
Furniture and utensils	(70)	—	—	—	—	—	(70)

	(8,991)	(27)	—	—	789	(203)	(8,432)

Net amount	7,278,865	693,987	(555,454)	(10,878)	(28,066)	75,270	7,453,724

(i)	Refers to amounts transferred to intangible assets, inventories and right to use assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores and bases and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2018	Adoption IFRS 16 / CPC 06 (R2)	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2019

Cost:
Goodwill (a)	—	1,525,088	—	—	—	—	—	—	1,525,088
Software (b)	5	1,062,486	—	70,177	—	2,240	(94)	1,665	1,136,474
Technology (c)	5	32,617	—	—	—	—	—	—	32,617
Commercial property rights	10	64,032	(56,813)	2,590	—	(1,702)	(874)	—	7,233
Distribution rights	6	142,989	—	1,505	—	(10,895)	—	—	133,599
Brands (d)	—	120,571	—	—	—	—	—	3,591	124,162
Trademark rights (d)	39	114,792	—	—	—	—	—	—	114,792
Others (e)	10	43,281	—	1,567	—	(355)	—	359	44,852

		3,105,856	(56,813)	75,839	—	(10,712)	(968)	5,615	3,118,817

Accumulated amortization:
Software		(537,438)	—	—	(72,418)	13	88	(1,053)	(610,808)
Technology		(32,613)	—	—	(3)	—	—	—	(32,616)
Commercial property rights		(23,931)	16,885	—	(102)	(669)	844	—	(6,973)
Distribution rights		(106,597)	—	—	(4,976)	4,176	—	—	(107,397)
Trademark rights		(3,182)	—	—	(2,203)	—	—	—	(5,385)
Others		(32,740)	—	—	(78)	136	—	(3)	(32,685)

		(736,501)	16,885	—	(79,780)	3,656	932	(1,056)	(795,864)

Net amount		2,369,355	(39,928)	75,839	(79,780)	(7,056)	(36)	4,559	2,322,953

(i)	Refers to amounts transferred to PP&E and right to use assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the interim financial information as shown below:

	09/30/2019	09/30/2018
Inventories and cost of products and services sold	8,473	12,133
Selling and marketing	2,284	6,966
General and administrative	69,023	53,910

	79,780	73,009

a.	Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	09/30/2019	12/31/2018
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga(1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
CBLSA	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Others	Oxiteno	583	583

		1,525,088	1,525,088

(1)	Including R$ 246,163 at Ultrapar.

On December 31, 2018, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2018, the discount and real growth rates used to extrapolate the projections ranged from 8.4% to 13.9% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2019 and the long-term strategic plan prepared by management and approved by the Board of Directors.

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

b.	Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

c.	Technology

The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

d.	Brands and Trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

e.	Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Loans and Debentures

a.	Composition

a.1	Parent

Description	09/30/2019	12/31/2018	Index/ Currency	Weighted average financial charges 09/30/2019 – % p.a.	Maturity
Brazilian Reais:
Debentures –6th issuance (g.5)	1,729,224	1,756,954	CDI	105.3	2023

Current	6,045	34,504
Non-current	1,723,179	1,722,450

a.2	Consolidated

Description	09/30/2019	12/31/2018	Index/Currency	Weighted average financial charges 09/30/2019 – % p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	4,410,808	2,889,631	US$	+5.3	2026 to 2029
Foreign loan (c.1) (*)	1,101,316	985,268	US$	+3.9	2021 to 2023
Foreign loan (c.1) (*)	632,252	582,106	US$ + LIBOR (1)	+0.9	2022 to 2023
Financial institutions (e)	623,447	620,605	US$ + LIBOR (1)	+2.0	2020 to 2022
Foreign loan (c.2)	252,015	234,363	US$ + LIBOR (1)	+2.0	2020
Financial institutions (e)	136,790	127,288	US$	+2.8	2020 to 2022
Financial institutions (e)	40,411	27,845	MX$ (2)	+9.4	2019
BNDES (d)	857	2,596	US$	+6.5	2019 to 2020
Financial institutions (e)	—	3,950	MX$ + TIIE (2)
Foreign currency advances delivered	—	1,485	US$
Advances on foreign exchange contracts	—	11,702	US$

Total foreign currency	7,197,896	5,486,839

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

Description	09/30/2019	12/31/2018	Index/Currency	Weighted average financial charges 09/30/2019 – % p.a.	Maturity
Brazilian Reais – denominated loans:
Debentures – CRA (g.2, g.4 and g.6)	2,068,457	2,029,545	CDI	95.8	2022 to 2023
Debentures – Ipiranga (g.1 and g.3)	1,854,238	2,039,743	CDI	105.0	2020 to 2022
Debentures – 6th issuance (g.5)	1,729,224	1,756,954	CDI	105.3	2023
Banco do Brasil floating rate (f)	1,013,989	2,614,704	CDI	110.9	2020 to 2022
Debentures – CRA (g.2, g.4 and g.6) (*)	934,737	833,213	IPCA	+4.6	2024 to 2025
BNDES (d)	81,937	147,922	TJLP (3)	+2.3	2019 to 2023
Bank Credit Bill	52,990	50,075	CDI	124.0	2019
FINEP	44,224	53,245	TJLP (3)	+1.6	2019 to 2023
BNDES (d)	35,988	51,467	SELIC (5)	+2.3	2019 to 2023
FINEP	14,420	22,553	R$	+4.0	2019 to 2021
Banco do Nordeste do Brasil	11,470	15,776	R$ (4)	+8.5	2019 to 2021
BNDES (d)	6,159	14,071	R$	+6.9	2019 to 2022
FINAME	24	32	TJLP (3)	+5.7	2019 to 2022

Total Brazilian Reais	7,847,857	9,629,300

Total foreign currency and Brazilian Reais	15,045,753	15,116,139
Currency and interest rate hedging instruments (**)	23,476	43,944

Total	15,069,229	15,160,083

Current	1,389,350	2,271,148
Non-current	13,679,879	12,888,935

(*)	These transactions were designated for hedge accounting (see Note 34.h).
(**)	Accumulated losses (see Note 34.i).
(1)	LIBOR = London Interbank Offered Rate.
(2)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(3)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On September 30, 2019, TJLP was fixed at 5.95% p.a.

(4)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On September 30, 2019, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(5)	SELIC = basic interest rate set by the Brazilian Central Bank.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans and debentures are shown below:

Balance as of December 31, 2018	15,116,139
New loans and debentures with cash effect	2,016,429
Interest accrued	657,202
Principal payment	(2,160,567)
Interest payment	(1,220,707)
Monetary and exchange rate variation	514,549
Change in fair value	122,708

Balance as of September 30, 2019	15,045,753

The long-term consolidated debt had the following principal maturity schedule:

	09/30/2019	12/31/2018
From 1 to 2 years	1,579,522	960,038
From 2 to 3 years	2,382,116	1,548,092
From 3 to 4 years	3,480,464	3,216,293
From 4 to 5 years	1,377,541	3,428,130
More than 5 years	4,860,236	3,736,382

	13,679,879	12,888,935

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 16.h.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 34.h).

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million (equivalent to R$ 3,123.3 million as of September 30, 2019) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 34.h.3).

On June 6, 2019, the subsidiary Ultrapar International issued US$ 500 million (equivalent to R$ 2,082.2 million as of September 30, 2019) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 34.h.3).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

On June 21, 2019, the subsidiary Ultrapar International repurchased US$ 200 million (equivalent to R$ 832.9 million as of September 30, 2019) in notes in the foreign market maturing in October 2026. As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

•	Restriction on encumbrance of assets exceeding US$ 150 million (equivalent to R$ 624.7 million as of September 30, 2019) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

c.	Foreign Loans

c.1 The subsidiary IPP has foreign loans in the amount of US$ 395 million (equivalent to R$ 1,645 million as of September 30, 2019). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.4% of CDI. IPP designated these hedging instruments as a fair value hedge (see Note 34.h.1); therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	R$ (million)	Cost in % of CDI
Charges (1)	21.3	88.6	—
Jul/2021	60.0	249.9	101.8
Jun/2022	100.0	416.4	105.0
Jul/2023	50.0	208.2	104.8
Sep/2023	60.0	249.9	105.0
Sep/2023	65.0	270.7	104.7
Nov/2023	60.0	249.9	104.5

Total / average cost	416.3	1,733.6	104.4

(1)	Includes interest, transaction costs, mark to market and hedge initial recognition.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

c.2 The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 60 million (equivalent to R$ 249.9 million as of September 30, 2019) with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

d.	BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 2.0% and maturity as shown below:

	US$	R$
Maturity	Millions	Millions
Charges (1)	0.1	0.5
Feb/2020	10.0	41.5
Aug/2020	10.0	41.5
Sep/2020	20.0	83.1
Feb/2021	10.0	41.5
Mar/2022	30.0	124.6
Oct/2022	40.0	166.1
Mar/2023	30.0	124.6

Total	150.1	623.4

(1)	Includes interest and transaction costs.

The proceeds of this loan were used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (includes accrued interest through September 30, 2019):

Maturity
May/2020	341,457
May/2021	336,165
May/2022	336,367

Total	1,013,989

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

g.1.

In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.2.

In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.3.

In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of CDI
Payment of interest:	Annually
Reprice:	Not applicable

g.4.

In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

g.5.

In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.6.

In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of CDI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The debentures have maturity dates distributed as shown below (includes accrued interest through September 30, 2019).

Maturity
Charges (1)	171,729
May/2020	166,650
May/2021	166,700
Jul/2021	750,000
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	352,361
Oct/2024	213,693
Dec/2025	240,000

Total	6,586,656

(1)	Includes interest, transaction cost and mark to market.

h.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2018	Incurred cost	Amortization	Balance on 09/30/2019
Debentures (g)	0.2	56,376	—	(12,321)	44,055
Notes in the foreign market (b)	0.1	13,881	18,442	(3,348)	28,975
Banco do Brasil (f)	0.2	3,437	—	(2,432)	1,005
Foreign loans (c)	0.2	331	—	(183)	148
Other	0.2	2,432	—	(748)	1,684

Total		76,457	18,442	(19,032)	75,867

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	13,037	12,459	10,453	5,684	2,113	309	44,055
Notes in the foreign market (b)	3,428	3,420	3,422	3,425	3,436	11,844	28,975
Banco do Brasil (f)	537	335	133	—	—	—	1,005
Foreign loans (c)	148	—	—	—	—	—	148
Other	720	481	415	68	—	—	1,684

Total	17,870	16,695	14,423	9,177	5,549	12,153	75,867

i.     Guarantees

The financings are guaranteed by collateral in the amount of R$ 72,760 as of September 30, 2019 (R$ 69,822 as of December 31, 2018) and by guarantees and promissory notes in the amount of R$ 12,083,696 as of September 30, 2019 (R$ 10,667,175 as of December 31, 2018).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 289,606 as of September 30, 2019 (R$ 271,162 as of December 31, 2018).

Some subsidiaries of Company issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

	IPP		Oxiteno
	09/30/2019	12/31/2018	09/30/2019	12/31/2018
Maximum amount of future payments related to these collaterals	55,165	—	2,772	2,750
Maturities of up to	60 months	—	4 months	3 months
Fair value of collaterals	818	—	69	68

If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until September 30, 2019, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

17.	Trade Payables (Consolidated)

	09/30/2019	12/31/2018
Domestic suppliers	1,622,683	2,079,010
Domestic suppliers – agreement (i)	467,134	73,169
Foreign suppliers	193,178	472,597
Foreign suppliers – agreement (i)	124,889	106,901

	2,407,884	2,731,677

(i)

Suppliers – agreement: some subsidiaries of the Company entered into an agreement with a financial institution, which consists of the anticipation of receipt of the trade payables by the supplier, in which the financial institution prepay a certain amount from the supplier, and receives on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These operations are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all the markets for these products in Brazil.

18.	Salaries and Related Charges (Consolidated)

	09/30/2019	12/31/2018
Provisions on salaries	239,458	186,200
Profit sharing, bonus and premium	119,622	147,170
Social charges	58,015	67,043
Others	14,986	27,779

	432,081	428,192

19.	Taxes Payable (Consolidated)

	09/30/2019	12/31/2018
ICMS	180,673	166,038
PIS and COFINS	17,075	38,055
ISS	23,980	22,339
Value-Added Tax (IVA) of foreign subsidiaries	23,787	21,306
Others	24,697	20,267

	270,212	268,005

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Employee Benefits and Private Pension Plan(Consolidated)

a.	ULTRAPREV- Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. For the nine-month period ended September 30, 2019, the subsidiaries contributed R$ 16,179 (R$ 18,262 for the nine-month period ended September 30, 2018) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of September 30, 2019 was 8,240 active participants and 317 retired participants. In addition, Ultraprev had 25 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b.	Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of December 31, 2018.

	09/30/2019	12/31/2018
Health and dental care plan(1)	118,301	112,628
Indemnification of FGTS	75,888	83,781
Seniority bonus	33,335	37,397
Life insurance(1)	17,003	16,009

Total	244,527	249,815

Current	42,237	45,655
Non-current	202,290	204,160

(1)	Only IPP and Iconic Lubrificantes S.A. (“Iconic”).

21.	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2018	54,667
Additions (new tanks)	248
Expense with tanks removed	(5,263)
Accretion expense	1,451

Balance as of September 30, 2019	51,103

Current	3,830
Non-current	47,273

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Provisions and Contingencies (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2018	Additions	Write-offs	Payments	Interest	Balance on 09/30/2019
IRPJ and CSLL (a.1.1)	532,341	221	(492)	—	12,066	544,136
PIS and COFINS	26,271	—	(4,173)	—	511	22,609
ICMS	100,823	1,204	(2,688)	(234)	299	99,404
Civil, environmental and regulatory claims (a.2.1)	90,932	8,346	(18,103)	(3,383)	2,835	80,627
Labor litigation (a.3.1)	101,173	21,080	(8,020)	(10,784)	2,284	105,733
Others	91,531	1,048	(1,429)	—	1,673	92,823

Total	943,071	31,899	(34,905)	(14,401)	19,668	945,332

Current	77,822					92,836
Non-current	865,249					852,496

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	09/30/2019	12/31/2018
Tax matters	748,384	727,493
Labor litigation	76,045	69,978
Civil and other	95,714	84,036

Total – non-current assets	920,143	881,507

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.1	Provisions for Tax Matters and Social Security

a.1.1 On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 512,518 as of September 30, 2019 (R$ 500,260 as of December 31, 2018). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

a.2	Provisions for Civil, Environmental and Regulatory Claims

a.2.1 The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 80,627 as of September 30, 2019 (R$ 90,932 as of December 31, 2018).

a.3	Provisions for Labor Matters

a.3.1 The Company and its subsidiaries maintained provisions of R$ 105,733 as of September 30, 2019 (R$ 101,173 as of December 31, 2018) for labor litigation filed by former employees and by employees of our service providers, mainly, contesting the non-payment of labor rights.

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the interim financial information. The estimated amount of this contingency is R$ 2,876,887 as of September 30, 2019 (R$ 2,839,219 as of December 31, 2018).

b.1	Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,025,607 as of September 30, 2019 (R$ 1,941,749 as of December 31, 2018), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 172,544 as of September 30, 2019 (R$ 168,391 as of December 31, 2018).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 857,566 as of September 30, 2019 (R$ 836,393 as of December 31, 2018), Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 335,046 as of September 30, 2019 (R$ 318,550 as of December 31, 2018), of which R$ 130,853 (R$ 126,639 as of December 31, 2018) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 95,723 as of September 30, 2019 (R$ 125,703 as of December 31, 2018); of conditioned fruition of fiscal incentive in the amount of R$ 116,790 as of September 30, 2019 (R$ 121,745 as of December 31, 2018); and inventory differences in the amount of R$ 171,220 as of September 30, 2019 (R$ 185,512 as of December 31, 2018) related to the leftovers or faults due to temperature changes or product handling.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 721,409 as of September 30, 2019 (R$ 674,126 as of December 31, 2018), mainly represented by:

b.1.3.1The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 206,026 as of September 30, 2019 (R$ 193,771 as of December 31, 2018), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

b.2	Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 597,488, totaling 3,186 lawsuits as of September 30, 2019 (R$624,457, totaling 3,520 lawsuits as of December 31, 2018), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 33,472 as of September 30, 2019 (R$ 32,983 as of December 31, 2018). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (“TCC”) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, paid in a single installment in March 8, 2018. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais, and for the latter, an administrative award was imposed for allegedly influencing uniform commercial conduct among fuel resellers, in the amount of R$ 40,693. The subsidiary IPP will continue to exercise its defense by appealing in all administrative and judicial instances. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency as of September 30, 2019.

b.2.4 On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Tequimar signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiations on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s interim financial information. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Tequimar agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Tequimar shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to the Fisheries Management Project, to obtain the definitive filing of the process. In addition, as of September 30, 2019, there are contingent liabilities not recognized related to lawsuits in the amount of R$ 10,107 (R$ 62,930 as of December 31, 2018). On September 30, 2019 there are no extrajudicial lawsuits (R$ 3,426 as of December 31,2018). For more information, see Note 23.

b.3	Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 253,792, totaling 1,690 lawsuits as of September 30, 2019 (R$ 273,013, totaling 1,726 lawsuits as of December 31, 2018), mainly represented by:

b.3.1 In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending final trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA.A favorable decision was issued for Oxiteno Nordeste, awaiting judgment by the Regional Labor Court of the 5th Region. For EMCA, the decision of 1st instance favorable to the company was reversed at the Regional Labor Court of the 5th Region, with opposing Statement of Appeal. In addition to collective actions, individual claims containing the same object have been filed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants’ operation in Brazil between Chevron and subsidiary IPP (see Note 3.c of financial statements of 2018 filed on CVM February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 2,711 (R$ 3,609 as of December 31, 2018) are reflected in the consolidation of these interim financial information. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 191,110 as of September 30, 2019 and as of December 31, 2018. The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

d.	Contingent Assets

d.1	Exclusion of ICMS from the calculation basis of PIS and COFINS

All subsidiaries, whose legal thesis of exclusion of ICMS from the calculation basis of PIS and COFINS is applicable, have lawsuits aimed at obtaining this right. For the subsidiaries Oxiteno S.A. and Extrafarma, there is a final and unappealable lawsuit, and the respective subsidies of proof of the amounts to be refunded were duly confirmed by management. The amounts to be recovered from the other subsidiaries will be recognized to the extent that, at the same time, there is a transitory restraint of the individual claim and confirmation of the evidentiary subsidies by management.

23.	Trade payables – customers and third parties’ indemnification

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos. The tanks that were affected by the fire, obtained, in phases, the necessary licenses for the return to operation. Therefore the area rehabilitation process ended in August 2019.

The balance of customers and third parties’ indemnification as of December 31, 2018 in the amount of R$ 3,501 were settled on 2nd quarter of 2019.

24.	Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	09/30/2019	12/31/2018
‘am/pm’ and Jet Oil franchising upfront fee (a)	550	18,668
Loyalty program “Km de Vantagens” (b)	19,104	18,465
Loyalty program “Clube Extrafarma” (b)	1,226	1,289

	20,880	38,422

Current	20,880	26,572
Non-current	—	11,850

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

a.	Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended September 30, 2019 with 2,386 stores (2,493 as of December 31, 2018). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended September 30, 2019 with 1,498 stores (1,772 stores as of December 31, 2018).

b.	Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and recognized as a reduction of revenue from sales and services.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points.

25.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of September 30, 2019, the subscription warrants – indemnification were represented by 4,537,953 shares and amounted to R$ 82,726 (as of December 31, 2018, they were represented by 4,824,238 that totaled R$ 123,095). Due to the final adverse decision of some of these lawsuits, on September 30, 2019, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 5,941,565 (5,976,316 shares as of December 31, 2018).

The information above were adjusted retrospectively as disclosure in Note 26.a.

26.	Equity

a.	Share Capital

On September 30, 2019, the subscribed and paid-in capital stock consists of 1,112,810,192 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of September 30, 2019, on B3 was R$ 18.49 (R$ 26.60 as of December 31, 2018).

As of September 30, 2019, the Company is authorized to increase capital up to the limit of 1,600,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

As of September 30, 2019, there were 46,518,315 common shares outstanding abroad in the form of ADRs (55,725,974 shares as of December 31, 2018).

On April 10, 2019, the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type as well as the changing of the number of shares in which the capital stock of the Company is divided. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved herein are of the same class and type and granted to its holders the same rights of the current shares and ADRs. All information was adjusted retrospectively in this interim financial information.

b.	Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of September 30, 2019, and December 31, 2018, 26,780,298 common shares were held in the Company’s treasury, acquired at an average cost of R$ 18.12.

d.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares.

e.	Revaluation Reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07, reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

f.	Profit Reserves

f.1 Legal Reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of the annual net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,412,427 as of September 30, 2019 and December 31, 2018.

g.	Valuation Adjustments and Cumulative Translation Adjustments

g.1 Valuation Adjustments

(i)

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(ii)

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

(iii)

The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is settled.

(iv)

The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Balance and changes in valuation adjustments of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post-employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)
Changes in fair value of financial instruments	(157,231)	719	—	—	(156,512)
IRPJ and CSLL on fair value	53,476	—	—	—	53,476
Actuarial gain of post-employment benefits	—	—	238	—	238

Balance as of September 30, 2019	(347,091)	446	(17,511)	197,369	(166,787)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post-employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2017	(27,364)	—	(15,181)	202,188	159,643
Retrospective effect of business combination of Chevron (1)	—	—	—	4,064	4,064

Balance as of December 31, 2017—restated	(27,364)	—	(15,181)	206,252	163,707

Changes in fair value of financial instruments	(399,192)	188	—	—	(399,004)
Income and social contribution taxes on fair value	135,168	—	—	—	135,168
Actuarial losses of post-employment benefits	—	—	(299)	—	(299)

Balance as of September 30, 2018—restated	(291,388)	188	(15,480)	206,252	(100,428)

(1)	For further details of Chevron business combination, see Note 3.c of financial statements of 2018 filed on CVM on February 20, 2019.

g.2 Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent administration (see Note 2.s.1) and the exchange rate variation on notes in the foreign market (see Note 34.h.3) is directly recognized in the equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

09/30/2019
Balance as of December 31, 2018	65,857
Translation of foreign subsidiaries, net of IRPJ and CSLL	23,388

Balance as of September 30, 2019	89,245

09/30/2018
Balance as of December 31, 2017	53,061
Translation of foreign subsidiaries, net of IRPJ and CSLL	39,158

Balance as of September 30, 2018	92,219

h.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2018 in the amount of R$ 380,324 (R$ 0.70 – seventy cents of Brazilian Real per share), were approved by the Board of Directors on February 20, 2019, and paid beginning March 13, 2019. On August 14, 2019, the Board of Directors approved the anticipation of dividends of 2019, in the amount of R$ 217,382 (R$ 0.20 – twenty cents of Brazilian Real per share), paid as from August 30, 2019.

Balances and changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2018	282,334	284,024
Provisions	326,737	328,357
Payments	(594,380)	(596,479)

Balance as of September 30, 2019	14,691	15,902

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

27.	Net Revenue from Sale and Services (Consolidated)

	09/30/2019	09/30/2018
Gross revenue from sale	69,274,939	69,918,613
Gross revenue from services	640,879	549,203
Sales taxes	(2,912,201)	(2,080,293)
Discounts and sales returns	(1,114,791)	(875,289)
Amortization of contractual assets with customers (see Note 11)	(273,383)	(282,430)
Deferred revenue (see Note 24)	19,745	1,135

Net revenue from sales and services	65,635,188	67,230,939

28.	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	09/30/2019	09/30/2018
Raw materials and materials for use and consumption	60,068,058	61,499,614
Personnel expenses	1,840,508	1,885,715
Freight and storage	872,565	927,502
Depreciation and amortization	623,620	602,286
Amortization of right to use assets	219,225	—
Advertising and marketing	143,398	107,412
Services provided by third parties	250,457	248,608
Other expenses	377,454	548,884

Total	64,395,285	65,820,021

Classified as:
Cost of products and services sold	61,161,756	62,625,490
Selling and marketing	1,988,516	2,017,309
General and administrative	1,245,013	1,177,222

Total	64,395,285	65,820,021

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Gain (loss) on Disposal of PP&E and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, or intangible asset disposed of. For the nine-month period ended September 30, 2019, the gain was R$ 908 (loss of R$ 7,104 for the nine-month period ended September 30, 2018), represented primarily from disposal of PP&E.

30.	Other Operating Income, Net (Consolidated)

	09/30/2019	09/30/2018
Commercial partnerships (1)	32,668	38,003
Merchandising (2)	20,001	23,847
Loyalty program (3)	4,833	15,406
Ultracargo – fire accident in Santos(4)	(2,822)	(3,529)
Fine for unrealized acquisition (5)	—	(286,160)
Extraordinary credits of PIS and COFINS (6)	98,496	—
Conduct adjustment commitment – Tequimar(7)	(65,539)	—
Others	12,397	8,966

Other operating income, net	100,034	(203,467)

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	For more information about the fire accident in Ultracargo, see Notes 22.b.2.4 and 23.
(5)	Refers to a contractual fine paid in 2018 by Cia. Ultragaz in favor of Petrobras due to the non-closing of the acquisition of Liquigás Distribuidora S.A (“Liquigás”) transaction rejected to the CADE.
(6)	Refers substantially to Extrafarma and Ipiranga credits (see Note 7.a.2) and Iconic.
(7)	For more information see Note 22.b.2.4.

31.	Financial Income (Expense)

	Parent		Consolidated
	09/30/2019	09/30/2018	09/30/2019	09/30/2018
Financial income:
Interest on financial investments	60,868	77,220	245,099	242,980
Interest from customers	—	—	100,921	110,198
Changes in subscription warranty – indemnification (see Note 25)	39,583	94,329	39,583	94,329
Other financial income	—	—	16,277	2,122

	100,451	171,549	401,880	449,629

Financial expenses:
Interest on loans	—	—	(266,630)	(351,207)
Interest on debentures	(88,550)	(77,099)	(387,900)	(333,104)
Interest on leases payable	—	—	(98,934)	(2,040)
Bank charges, financial transactions tax, and other charges	(2,442)	(2,641)	(47,042)	(56,553)
Exchange variation, net of gains and losses with derivative financial instruments	25	—	165,361	53,379
Interest of provisions, net, and other financial expenses	—	—	(21,484)	9,706

	(90,967)	(79,740)	(656,629)	(679,819)

Financial income (expense)	9,484	91,809	(254,749)	(230,190)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

32.	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 25, respectively.

Basic Earnings per Share	09/30/2019	09/30/2018
Net income for the period of the Company	640,062	642,778
Weighted average shares outstanding (in thousands)	1,084,373	1,084,094
Basic earnings per share – R$	0.5903	0.5929
Diluted Earnings per Share
Net income for the period of the Company	640,062	642,778
Weighted average shares outstanding (in thousands), including dilution effects	1,091,471	1,091,336
Diluted earnings per share – R$	0.5864	0.5890
Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation	1,084,373	1,084,094
Dilution effect
Subscription warrants—indemnification	4,600	4,614
Deferred Stock Plan	2,498	2,628

Weighted average shares outstanding for diluted per share calculation	1,091,471	1,091,336

Earnings per share were adjusted retrospectively as disclosure in Note 26.a.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

33.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

a.	Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	09/30/2019	09/30/2018
Net revenue from sales and services:
Ultragaz	5,307,121	5,260,621
Ipiranga	55,219,957	56,590,430
Oxiteno	3,242,583	3,548,492
Ultracargo	387,900	366,833
Extrafarma	1,559,087	1,529,311

	65,716,648	67,295,687
Others (1)	33,299	36,823
Intersegment sales	(114,759)	(101,571)

Total	65,635,188	67,230,939

Intersegment sales:
Ultragaz	2,894	2,129
Ipiranga	440	577
Oxiteno	17,434	—
Ultracargo	60,759	62,109
Extrafarma	—	—

	81,527	64,815
Others (1)	33,232	36,756

Total	114,759	101,571

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2019	09/30/2018
Net revenue from sales and services, excluding intersegment sales:
Ultragaz	5,304,227	5,258,492
Ipiranga	55,219,517	56,589,853
Oxiteno	3,225,149	3,548,492
Ultracargo	327,141	304,724
Extrafarma	1,559,087	1,529,311

	65,635,121	67,230,872
Others (1)	67	67

Total	65,635,188	67,230,939

Operating income (expense):
Ultragaz	251,823	(30,947)
Ipiranga	1,166,702	991,684
Oxiteno	4,454	221,868
Ultracargo	48,105	98,682
Extrafarma	(79,389)	(83,763)
Corporation (2)	(53,543)	—

	1,338,152	1,197,524
Others (1)	2,693	2,823

Total	1,340,845	1,200,347

Share of profit (loss) of joint-ventures and associates:
Ultragaz	4	21
Ipiranga	(17,877)	(12,899)
Oxiteno	597	952
Ultracargo	1,728	1,478

	(15,548)	(10,448)
Others (1)	(2,747)	1,265

Total	(18,295)	(9,183)

Income before financial result, income and social contribution taxes	1,322,550	1,191,164

Financial result, net	(254,749)	(230,190)

Income before income and social contribution taxes	1,067,801	960,974

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2019	09/30/2018
Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	160,250	183,330
Ipiranga	226,246	306,404
Oxiteno	185,454	401,929
Ultracargo	128,316	89,279
Extrafarma	59,457	68,748

	759,723	1,049,690
Others (1)	10,130	10,907

Total additions to PP&E and intangible assets (see Notes 14 and 15)	769,853	1,060,597
Asset retirement obligation – fuel tanks (see Note 21)	(248)	(238)
Capitalized borrowing costs	(23,961)	(17,209)

Total investments in PP&E and intangible assets (cash flow)	745,644	1,043,150

Payments of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	231,737	279,381

Depreciation of PP&E and amortization of intangible assets charges:
Ultragaz	140,394	168,280
Ipiranga	218,171	208,665
Oxiteno	149,663	122,761
Ultracargo	43,861	38,729
Extrafarma	60,197	52,480

	612,286	590,915
Others (1)	11,334	11,371

Total	623,620	602,286

Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	273,327	282,430
Ultragaz	56	—

	273,383	282,430
Amortization of right to use assets:
Ultragaz	22,522	—
Ipiranga	118,305	—
Oxiteno	7,008	—
Ultracargo	16,468	—
Extrafarma	54,890	—

	219,193	—
Others (1)	32	—

Total	219,225	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2019	12/31/2018
Total assets (excluding intersegment account balances):
Ultragaz	2,988,626	2,719,425
Ipiranga	16,237,930	15,381,887
Oxiteno	7,781,007	7,452,331
Ultracargo	1,744,376	1,478,697
Extrafarma	2,550,744	2,107,901

	31,302,683	29,140,241
Others (1)	494,134	1,359,154

Total	31,796,817	30,499,395

(1)

Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and Subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

(2)

Expenses related to Ultrapar’s holding structure, including the Presidency, Board of Directors and, fiscal council, advisory committees to Board of Directors and Human Capital and Audit and Compliance directories.

b.	Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	09/30/2019	12/31/2018
United States of America	943,653	857,049
Mexico	122,102	124,037
Uruguay	74,859	72,345
Venezuela	1,055	2,427

	1,141,669	1,055,858

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	09/30/2019	09/30/2018
Net revenue from sale and services:
Brazil	64,606,946	66,071,738
Mexico	164,619	154,266
Uruguay	29,988	36,635
Venezuela	2,019	48,186
Other Latin American countries	317,937	323,731
United States of America and Canada	326,999	357,746
Far East	55,783	79,421
Europe	85,968	111,110
Others	44,929	48,106

Total	65,635,188	67,230,939

Sales to the foreign market are made substantially by the Oxiteno segment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

34.	Risks and Financial Instruments (Consolidated)

a.	Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•

Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•

Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1	Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	09/30/2019	12/31/2018
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	390.2	254.2
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	215.5	235.1
Other net assets in foreign (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,485.4	1,384.9

	2,091.1	1,874.2

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(7,172.3)	(5,515.6)
Payables arising from imports, net of advances to foreign suppliers	(312.4)	(567.7)

	(7,484.7)	(6,083.3)

Foreign currency hedging instruments	3,782.2	2,483.0

Net liability position – Total	(1,611.4)	(1,726.1)
Net asset (liability) position – Income statement effect	407.0	282.7
Net liability position – Equity effect	(2,018.4)	(2,008.8)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2	Sensitivity Analysis of Assets and Liabilities in Foreign Currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,611.4 million in foreign currency as of September 30, 2019:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	40.7	101.7	203.5
(2) Equity effect		(201.8)	(504.6)	(1,009.2)

(1) + (2)	Net effect	(161.1)	(402.9)	(805.7)

(3) Income statement effect	Real appreciation	(40.7)	(101.7)	(203.5)
(4) Equity effect		201.8	504.6	1,009.2

(3) + (4)	Net effect	161.1	402.9	805.7

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,726.1 million in foreign currency as of December 31, 2018:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	28.3	70.7	141.4
(2) Equity effect		(200.9)	(502.2)	(1,004.4)

(1) + (2)	Net effect	(172.6)	(431.5)	(863.0)

(3) Income statement effect	Real appreciation	(28.3)	(70.7)	(141.4)
(4) Equity effect		200.9	502.2	1,004.4

(3) + (4)	Net effect	172.6	431.5	863.0

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 26.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 16.

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

c.1	Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

In millions of Brazilian Reais

	Note	09/30/2019	12/31/2018
CDI
Cash equivalents	4.a	2,209.1	3,722.3
Financial investments	4.b	2,745.9	2,537.3
Asset position of foreign exchange hedging instruments—CDI	34.g	32.3	33.9
Loans and debentures	16.a	(6,718.9)	(8,440.9)
Liability position of foreign exchange hedging instruments—CDI	34.g	(3,157.3)	(2,205.5)
Liability position of fixed interest instruments + IPCA – CDI	34.g	(838.8)	(823.5)

Net liability position in CDI		(5,727.7)	(5,176.4)

TJLP
Loans –TJLP	16.a	(126.2)	(201.2)

Net liability position in TJLP		(126.2)	(201.2)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	34.g	884.2	811.6
Loans—LIBOR	16.a	(1,507.7)	(1,437.1)

Net liability position in LIBOR		(623.5)	(625.5)

TIIE
Loans—TIIE	16.a	—	(4.0)

Net liability position in TIIE		—	(4.0)

SELIC
Loans – SELIC	16.a	(36.0)	(51.5)

Net liability position in SELIC		(36.0)	(51.5)

Total net liability position exposed to floating interest		(6,513.4)	(6,058.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2	Sensitivity Analysis of Floating Interest Rate Risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (CDI, TJLP, LIBOR, TIIE and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

The tables below show the incremental expenses and income that would be recognized in financial income, due to the effect of floating interest rate changes in different scenarios.

In millions of Brazilian Reais		09/30/2019
	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	24.0	59.9	119.8
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.1	0.1	0.3
Interest effect on debt in CDI	Increase in CDI	(35.9)	(89.7)	(179.5)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(27.2)	(62.3)	(120.8)

Incremental expenses		(39.0)	(92.0)	(180.2)

Interest effect on debt in TJLP	Increase in TJLP	(0.7)	(1.8)	(3.6)

Incremental expenses		(0.7)	(1.8)	(3.6)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1.7	4.3	8.5
Interest effect on debt in LIBOR	Increase in LIBOR	(2.8)	(6.9)	(13.9)

Incremental expenses		(1.1)	(2.6)	(5.4)

Interest effect on debt in TIIE	Increase in TIIE	—	—	—

Incremental expenses		—	—	—

Interest effect on debt in SELIC	Increase in SELIC	(0.2)	(0.5)	(1.0)

Incremental expenses		(0.2)	(0.5)	(1.0)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

In millions of Brazilian Reais		12/31/2018
	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	32.7	81.7	163.3
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.1	0.2	0.5
Interest effect on debt in CDI	Increase in CDI	(55.0)	(137.4)	(274.9)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(33.7)	(73.4)	(139.6)

Incremental expenses		(55.9)	(128.9)	(250.7)

Interest effect on debt in TJLP	Increase in TJLP	(1.7)	(4.2)	(8.3)

Incremental expenses		(1.7)	(4.2)	(8.3)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	2.8	6.9	13.9
Interest effect on debt in LIBOR	Increase in LIBOR	(3.6)	(9.1)	(18.1)

Incremental expenses		(0.8)	(2.2)	(4.2)

Interest effect on debt in TIIE	Increase in TIIE	(0.1)	(0.3)	(0.5)

Incremental expenses		(0.1)	(0.3)	(0.5)

Interest effect on debt in SELIC	Increase in SELIC	(0.4)	(1.0)	(2.0)

Incremental expenses		(0.4)	(1.0)	(2.0)

d.	Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1	Credit risk of financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

d.2	Government credit risk

The Company’s policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	09/30/2019	12/31/2018
AAA	5,242,377	5,933,671
AA	677,124	707,358
A	372,589	262,553
BBB	146,411	90,824

Total	6,438,501	6,994,406

d.3	Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The estimates of credit losses are calculated based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company maintained the following allowance for estimated losses on doubtful accounts balances on trade receivables:

	09/30/2019	12/31/2018
Ipiranga	451,449	442,486
Ultragaz	89,547	61,975
Oxiteno	13,951	12,371
Extrafarma	92	5,858
Ultracargo	2,023	2,089

Total	557,062	524,779

For further information about the allowance for estimated losses on doubtful accounts, see Notes 5.a and 5.b.

e.	Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 1,966.3 million, including estimated interests on loans (for quantitative information, see Note 16.a). Furthermore, the investment plan for 2019 totals R$ 1,762 million, and until September 30, 2019, the amount of R$ 1,076.0 million had been realized. As of September 30, 2019, the Company and its subsidiaries had R$ 5,893.0 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents a summary of financial liabilities as of September 30, 2019 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

	In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	19,415.8	1,966.3	5,463.9	5,816.5	6,169.1
Currency and interest rate hedging instruments (3)	561.4	65.5	138.7	139.7	217.5
Trade payables	2,407.9	2,407.9	—	—	—
Leases payable	2,464.7	327.6	972.4	589.8	574.9

(1)

To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of % 5.21 to 2019, 4.88% to 2020, 5.26% to 2021, 5.81% to 2022 and 6.25% to 2023, (ii) exchange rate of the Real against the U.S. dollar of R$ 4.16 in 2019, R$ 4,22 in 2020, R$ 4.35 in 2021, R$ 4.55 in 2022, R$ 4.76 in 2023, R$ 4.98 in 2024, R$ 5.23 in 2025, R$ 5.46 in 2026, R$ 5.74 in 2027, R$ 6.01 in 2028 and R$ 6.30 in 2029 (iii) TJLP of 5.95%, (iv) IGP-M of 5.34% in 2019, 4.02% in 2020, 3.88% in 2021, 3.63% as from 2022 and (v) IPCA of 3.40% from 2019 to 2025 (source:B3, Bulletin Focus and financial institutions).

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)

The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on September 30, 2019 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) and commodities heating oil contracts and RBOB quoted on New York Mercantile Exchange (“NYMEX”) on September 30, 2019. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

f. Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 16). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g. Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “a. Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount(1)		Fair value
		Assets	Liabilities		09/30/2019	12/31/2018	09/30/2019	12/31/2018
							R$ million	R$ million
Foreign exchange swap	Debt	USD + 4.54%	104.0% CDI	nov 2023	USD 245.0	USD 245.0	118.2	(10.3)
Foreign exchange swap	Debt	USD + LIBOR-3M + 1.11%=4.1%	105.0% CDI	jul 2023	USD 150.0	USD 150.0	97.8	45.6
Interest rate swap	Debt	4.57% + IPCA	95.8% CDI	oct 2024	R$ 806.1	R$ 806.1	121.8	35.6
Zero Cost Collar	Operating margin	Put USD 3.68	Call USD 4.60	dec 2020	USD 97.4	USD 149.4	3.1	0.3

							340.9	71.2
Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount(1)		Fair value
		Assets	Liabilities		09/30/2019	12/31/2018	09/30/2019	12/31/2018
							R$ million	R$ million
Foreign exchange swap	Debt	USD + 3.60%	65.0% CDI	jun 2029	USD 853.0	USD 758.3	454.1	246.5
Foreign exchange swap	Debt	LIBOR-3M + 2.0% = 4.3%	105.9% CDI	jun 2020	USD 60.0	USD 60.0	58.6	38.0
Foreign exchange swap	Firm commitments	USD + 0.00%	39.9% CDI	oct 2019	USD 1.0	USD 98.5	0.2	(8.6)
Foreign exchange swap	Operating margin	39.1% CDI	USD + 0.00%	dec 2019	USD 8.0	USD 8.9	(0.4)	0.1
NDF	Firm commitments	BRL	USD	oct 2019	USD 92.6	—	(0.1)	—
Term	Firm commitments	BRL	Heating Oil / RBOB	oct 2019	USD 31.9	—	5.7	—

							518.1	276.0

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In millions, except the CDI %	09/30/2019	12/31/2018
Notional amount – US$	395.0	395.0
Result of hedging instruments – gain/(loss) – R$	156.9	149.2
Fair value adjustment of debt – R$	(57.1)	(28.5)
Financial expense in the statements of profit or loss – R$	(166.3)	(215.9)
Average effective cost – CDI %	104.4	104.4

For more information, see Note 16.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In millions, except the CDI %	09/30/2019	12/31/2018
Notional amount – R$	806.1	806.1
Result of hedging instruments – gain/(loss) – R$	63.8	25.8
Fair value adjustment of debt – R$	(65.6)	(13.3)
Financial expense in the statements of profit or loss – R$	(51.8)	(50.2)
Average effective cost – CDI %	95.8	95.8

For more information, see Note 16.g.2, 16.g.4 and 16.g.6.

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions, to hedge against fluctuations arising from changes in exchange rate.

On September 30, 2019, the Company had no exchange rate and commodities hedging instruments of firm commitments designated as cash flow hedges. For the exchange rate and commodities hedging instruments settled in 2019, a loss of R$ 29.1 million (a gain of R$ 10.7 million for the period ended on September 30, 2018) was recognized in the statement of profit or loss.

On September 30, 2019, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 550.0 million (US$ 570.0 million on December 31, 2018). On September 30, 2019, the unrealized loss of “Other comprehensive income” is R$ 349.7 million (loss of R$ 243.7 million on December 31, 2018), net of deferred IRPJ and CSLL.

On September 30, 2019, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) totaled US$ 97,3 million (US$ 149.4 million on December 31, 2018). On September 30, 2019, the unrealized loss of “Other comprehensive income” is R$ 3.1 million (loss of R$ 0.2 million on December 31, 2018), net of deferred IRPJ and CSLL.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On September 30, 2019, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95.0 million (US$ 96.0 million on December 31, 2018).On September 30, 2019, the unrealized loss of “Other comprehensive income” is R$ 67.0 million (loss of R$ 45.9 million on December 31, 2018), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

i.	Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	R$ million
	09/30/2019
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	308.0	—
b – Exchange rate swaps payable in U.S. dollars (ii)	(1.8)	3.1
c – Interest rate swaps in R$ (iii)	(1.9)	—
d – Non-derivative financial instruments (iv)	(244.4)	(416.7)

Total	59.9	(413.6)

	R$ million
	09/30/2018	12/31/2018
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	55.9	—
b – Exchange rate swaps payable in U.S. dollars (ii)	(5.9)	0.2
c – Interest rate swaps in R$ (iii)	1.0	—
d – Non-derivative financial instruments (iv)	(109.2)	(289.6)

Total	(58.2)	(289.4)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments);
(ii)	Considers the designation effect of foreign exchange hedging;
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for further information see Note 16.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			09/30/2019			12/31/2018
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at amortized cost	4.a	331,314	331,314	205,482	205,482
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,209,102	2,209,102	3,722,308	3,722,308
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	12,878	12,878	11,161	11,161
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,064,935	2,064,935	2,462,018	2,462,018
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	604,985	604,985	2,208	2,208
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	76,117	76,117	73,089	73,089
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,203	303,203	154,811	154,811
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	835,967	835,967	363,329	363,329
Reseller Financing	Measured at amortized cost	5.b	774,264	808,617	715,530	752,471

Total			7,212,765	7,247,118	7,709,936	7,746,877

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,733,568	1,733,568	1,567,374	1,567,374
Financing	Measured at amortized cost	16.a	6,725,529	6,980,698	6,889,310	6,840,079
Debentures	Measured at amortized cost	16.a	5,651,919	5,626,328	5,826,242	5,770,979
Debentures	Measured at fair value through profit or loss	16.a	934,737	934,737	833,213	833,213
Leases payable	Measured at amortized cost	13	1,567,934	1,567,934	46,066	46,066
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	23,476	23,476	43,944	43,944
Subscription warrants – indemnification	Measured at fair value through profit or loss	25	82,726	82,726	123,095	123,095

Total			16,719,889	16,949,467	15,329,244	15,224,750

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.

•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.

•

The subscription warrants –indemnification were measured based on the share price of Ultrapar (UGPA3) at the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 25).

•	The fair value calculation of notes in the foreign market (see Note 16.b) is based on the quoted price in an active market.

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the interim financial information. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16.a), (iii) guarantees to customers that have vendor arrangements (see Note 16.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 25). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	09/30/2019	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	331,314	331,314	—	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,209,102	—	2,209,102	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	12,878	12,878	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,064,935	2,064,935	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	604,985	—	604,985	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	76,117	—	76,117	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,203	2,831	300,372	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	835,967	—	835,967	—
Reseller Financing	Measured at amortized cost	5.b	808,617	—	808,617	—

Total			7,247,118	2,411,958	4,835,160	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,733,568	—	1,733,568	—
Financing	Measured at amortized cost	16.a	6,980,698	4,649,418	2,331,280	—
Debentures	Measured at amortized cost	16.a	5,626,328	—	5,626,328	—
Debentures	Measured at fair value through profit or loss	16.a	934,737	—	934,737	—
Leases payable	Measured at amortized cost	13	1,567,934	—	1,567,934	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	23,476	—	23,476	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	25	82,726	—	82,726	—

Total			16,949,467	4,649,418	12,300,049	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2018	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	205,482	205,482	—	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,722,308	—	3,722,308	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	11,161	11,161	—	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,462,018	2,462,018	—	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	2,208	—	2,208	—
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	73,089	—	73,089	—
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	154,811	1,666	153,145	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	363,329	—	363,329	—
Reseller Financing	Measured at amortized cost	5.b	752,471	—	752,471	—

Total			7,746,877	2,680,327	5,066,550	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,567,374	—	1,567,374	—
Financing	Measured at amortized cost	16.a	6,840,079	2,841,436	3,998,643	—
Debentures	Measured at amortized cost	16.a	5,770,979	—	5,770,979	—
Debentures	Measured at fair value through profit or loss	16.a	833,213	—	833,213	—
Leases payable	Measured at amortized cost	13	46,066	—	46,066	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	43,944	—	43,944	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	25	123,095	—	123,095	—

Total			15,224,750	2,841,436	12,383,314	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

k.	Sensitivity Analysis of Derivative Financial Instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of September 30, 2019 and December 31, 2018, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 6.37 (R$ 5.86 as of December 31, 2018) in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of September 30, 2019 and December 31, 2018, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

09/30/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	914,958	2,000,087	3,085,215
(2) Debts/firm commitments in dollars	appreciation	(914,930)	(1,999,977)	(3,085,023)

(1)+(2)	Net effect	28	110	192

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(755)	64,220	129,195
(4) Gross margin of Oxiteno	devaluation	756	(64,242)	(129,239)

(3)+(4)	Net effect	1	(22)	(44)

Options
(5) Options Real / U.S. Dollar swaps	Dollar	—	62,504	191,219
(6) Gross margin of Oxiteno	Devaluation	—	(62,504)	(191,219)

(5)+(6)	Net effect	—	—	—

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	372,022	1,039,669	1,707,316
(2) Debts/firm commitments in dollars	appreciation	(372,019)	(1,039,661)	(1,707,303)

(1)+(2)	Net effect	3	8	13

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	(65)	8,545	17,154
(4) Gross margin of Oxiteno	devaluation	65	(8,545)	(17,154)

(3)+(4)	Net effect	—	—	—

Options
(5) Options Real / U.S. Dollar swaps	Dollar	—	97,938	244,572
(6) Gross margin of Oxiteno	Devaluation	—	(97,938)	(244,572)

(5)+(6)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of September 30, 2019 and December 31, 2018, the Company used the futures curve of the DI x Pre contract quoted on B3 as of September 30, 2019 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

09/30/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—CDI	Decrease in	(353,020)	(308,355)	(259,011)
(2) Fixed rate debt	Pre-fixed rate	353,020	308,355	259,011

(1) + (2)	Net effect	—	—	—

12/31/2018	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (in Brazilian Reais) – Debentures—CRA
(1) Fixed rate swap—CDI	Decrease in	(311,993)	(254,409)	(188,047)
(2) Fixed rate debt	Pre-fixed rate	311,993	254,409	188,047

(1) + (2)	Net effect	—	—	—

For the sensitivity analysis of the commodity price swings hedging instruments on September 30, 2019, the Company used the futures heating oil and gasoline (RBOB) contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the likely scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on September 30, 2019, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

09/30/2019	Risk	Scenario I Likely	Scenario II	Scenario III
NDF Commodities
(1) NDF of Commodities	Decrease in	75,702	1,129,848	2,183,995
(2) Gross margin from Ipiranga	Commodities Price	(75,702)	(1,129,848)	(2,183,995)

(1) + (2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

35.	Commitments (Consolidated)

a.	Contracts

a.1 Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of September 30, 2019, these rates were R$ 8.37 per ton for Aratu and R$ 2.54 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

a.2 Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2019. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

a.3 Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 44,100 tons of ethylene annually. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

b.	Insurance Coverage

The Company maintains insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

Maximum compensation value (*)
Oxiteno	US$ 1,142	(equivalent to R$ 4,756 as of 09/30/2019)	(*)
Ipiranga	R$ 1,025
Ultracargo	R$ 949
Ultragaz	R$ 266
Extrafarma	R$ 160

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million (equivalent to R$ 1.666 million as of September 30, 2019), against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim financial information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company maintains liability insurance policies for directors and executive officers to indemnify the members of the Board of Directors (D&O), fiscal council, directors and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million (equivalent to R$ 333 million as of September 30, 2019), which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

c. Port concessions

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were constituted, together with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, Navegantes was constituted, together with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments regarding IPP’s stake sums up to R$160 million for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Tequimar, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP, that shall have minimum storage capacity of 41 thousand m³, and (ii) area BEL04A, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02, Latitude was constituted, together with Petróleo Sabbá S.A. Tequimar won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³. The area will be operated by Tequimar for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde Logística Portuária S.A. was constituted (see Note 3.b). The estimated investments regarding the participation of IPP and Tequimar sums up to R$ 450 million, approximately, to be disbursed throughout the next five years including the auction grants and the minimum investment required for these areas.

MD&A – ANALYSIS OF CONSOLIDATED EARNINGS

Third quarter of 2019

(R$ million)	3Q19 Post- Adjustments¹	3Q19	3Q18	2Q19	Δ 3Q19 x 3Q18		Δ 3Q19 x 2Q19		9M19	9M18	Δ 9M19 x 9M18
Net revenue from sales and services	23,203.3	23,203.3	23,834.2	21,692.6	(3%	)	7%		65,635.2	67,230.9	(2%	)
Cost of products and services sold	(21,580.2)	(21,585.4)	(22,209.1)	(20,290.1)	(3%	)	6%		(61,170.8)	(62,625.5)	(2%	)
Gross profit	1,623.1	1,617.8	1,625.1	1,402.5	0%		15%		4,464.4	4,605.4	(3%	)
Selling. marketing. general and administrative expenses	(1,059.0)	(1,081.1)	(1,090.5)	(1,123.5)	(1%	)	(4%	)	(3,273.9)	(3,194.5)	2%
Other operating income. net	53.2	53.2	24.4	10.1	118%		427%		100.0	(203.5)	(149%	)
Income from disposal of assets	2.0	1.9	(2.5)	0.9	(177%	)	121%		0.7	(7.1)	(110%	)
Operating income	619.3	591.9	556.5	290.1	6%		104%		1,291.3	1,200.3	8%
Financial expenses. net	(163.4)	(114.6)	(58.8)	(68.2)	95%		68%		(161.5)	(230.2)	(30%	)
Share of profit (loss) of joint ventures and associates	(8.2)	(8.2)	(2.8)	(3.1)	194%		168%		(18.3)	(9.2)	99%
Income before income and social contribution taxes	447.6	469.0	494.9	218.8	(5%	)	114%		1,111.5	961.0	16%
Current income and social contribution taxes	(151.7)	(159.0)	(201.7)	(97.8)	(21%	)	63%		(442.9)	(400.3)	11%
Deferred income and social contribution taxes	11.4	11.4	30.1	5.9	(62%	)	93%		30.9	76.0	(59%	)
Net income	307.3	321.4	323.2	126.9	(1%	)	153%		699.5	636.7	10%
Net income attributable to shareholders of the company	297.8	311.9	327.3	114.4	(5%	)	173%		668.5	642.8	4%
Net income attributable to Non-controlling interests in subsidiaries	9.5	9.5	(4.1)	12.6	(331%	)	(24%	)	31.0	(6.0)	(613%	)
Adjusted EBITDA	979.3	887.8	849.7	589.2	4%		51%		2,174.9	2,075.9	5%
Sold GLP (000 tons)	458.0	458.0	449.9	420.8	2%		9%		1,274.0	1,303.8	(2%	)
Fuel sold (000 m³)	6,184.9	6,184.9	6,200.3	5,610.0	0%		10%		17,382.0	17,519.9	(1%	)
Chemical sold (000 tons)	195.3	195.3	205.4	183.5	(5%	)	6%		558.8	578.8	(3%	)

[1]	With the adoption of IFRS 16 regulation and reclassification of corporate expenses

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to the International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the Company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo, Extrafarma and Corporate is reported without the elimination of inter-segment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

As from 2019, two changes have been introduced in the presentation of Ultrapar’s financial information: (i) the adoption of IFRS 16 published by IASB – International Accounting Standards Board prospectively; and (ii) the segregation of certain corporate expenses, previously distributed among Ultrapar’s businesses, to a new line denominated “Corporate”. In order to provide comparability between 3Q19 and 9M19 with the information of 3Q18 and 9M18, the discussion of results is shown without adjustments related to IFRS 16 and the Corporate segment and references to “3Q19” adopt the same criterion. Any mention of information incorporating these changes will be identified as “Post adjustments”.

Information denominated EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with clients—exclusive rights; and EBIT – Earnings Before Interest and Taxes is presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission – CVM on October 04, 2012. The calculation of EBITDA based on net earnings is shown below:

R$ million	3Q19 Post Adjustments	3Q19	3Q18	2Q19	9M19	9M18
Net income	307.3	321.4	323.2	126.9	699.5	636.7
(+) Income and social contribution taxes	140.3	147.6	171.7	91.9	412.1	324.2
(+) Financial (income) expenses, net	163.4	114.6	58.8	68.2	161.5	230.2
(+) Depreciation and amortization	272.7	208.6	210.3	208.0	628.5	602.3
EBITDA	883.8	792.2	763.9	495.0	1,901.5	1,793.5
Adjustments
(+) Amortization of contractual assets with customers—exclusive rights (Ipiranga)	95.6	95.6	85.8	94.2	273.4	282.4
Adjusted EBITDA	979.3	887.8	849.7	589.2	2,174.9	2,075.9

Ultrapar

Amounts in R$ million	3Q19	3Q18	2Q19	Δ 3Q19 v 3Q18		Δ 3Q19 v 2Q19		9M19	9M18	Δ 9M19 v 9M18
Net revenues	23,203	23,834	21,693	(3%	)	7%		65,635	67,231	(2%	)
Net income[1]	321	323	127	(1%	)	153%		699	637	10%
Net Income IFRS 16	307	n/a	121	n/a		155%		671	n/a	n/a
Earnings per share attributable to shareholders[2] IFRS 16	0.27	n/a	0.10	n/a		174%		0.59	n/a	n/a
Adjusted EBITDA	888	850	589	4%		51%		2,175	2,076	5%
Adjusted EBITDA ex-non-recurring³	901	850	642	6%		40%		2,240	2,362	(5%	)
Adjusted EBITDA IFRS 16	979	n/a	677	n/a		45%		2,439	n/a	n/a
Investments	472	492	336	(4%	)	41%		1,076	1,533	(30%	)
Operating cash flow	922	813	1,065	13%		(13%	)	2,449	1,443	70%

¹	According to the IFRS accounting standard, consolidated net income includes net income attributable to non-controlling interests in subsidiaries
²	Calculated in Reais based on the weighted average number of shares over the period net of shares held as treasury stock. These amounts consider the stock split in April 2019
³	The Adjusted EBITDA ex-non-recurring excludes the effects of the R$ 53 million for the TAC in 2Q19 and R$ 13 million in 3Q19, and the break-up fee of R$ 286 million in 9M18

Net revenues – Total of R$ 23,203 million (-3%) due to the reduction in net revenues at Ipiranga and Oxiteno. In relation to 2Q19, net revenues increased by 7% as a result of the increase in sales at Ipiranga, Oxiteno, Ultragaz and Ultracargo.

Adjusted EBITDA – Total of R$ 888 million (+4%) or R$ 901 million (+6%), excluding the TAC of R$ 13 million, a result of greater EBITDA at Ipiranga, Ultragaz, Ultracargo and Extrafarma. Compared with 2Q19, Adjusted EBITDA rose 51% (or 40% excluding the TAC in both periods), due to an increase in EBITDA at Ipiranga, Oxiteno and Ultragaz. Considering IFRS 16, Adjusted EBITDA for Ultrapar in 3Q19 and 9M19 was R$ 979 million and R$ 2,439 million, respectively.

Depreciation and amortization4 – Total of R$ 304 million (+3%) due to the depreciation in investments made over the course of the last 12 months. Compared with 2Q19, total costs and expenses with depreciation and amortization was 1% higher mainly a reflection of greater amortization of contractual assets with Ipiranga’s clients during the period.

Financial results – Ultrapar ended 3Q19 reporting net debt of R$ 8.6 billion (2.72x LTM Adjusted EBITDA) compared with R$ 8.1 billion as of June 30, 2019 (2.60x LTM Adjusted EBITDA), mainly due to the payment of dividends and the exchange rate variation of US Dollar denominated debt in the period. Ultrapar posted a net financial expense of R$ 115 million in 3Q19, an increase of R$ 56 million year-over-year due to the exchange rate variation. In relation to 2Q19, financial expenses increased by R$ 46 million for the same reasons mentioned above.

Net income – Total of R$ 321 million (-1%), due to the increase in financial expenses, offset by higher EBITDA. In relation to 2Q19, net income increased 153% due to higher EBITDA. Considering IFRS 16 adjustments, Ultrapar’s net income in 3Q19 and 9M19 was R$ 307 million and R$ 671 million, respectively.

Cash flow from operating activities – Generation of R$ 2,449 million in 9M19 compared with a cash generation of R$ 1,443 million in 9M18, benefiting from initiatives for optimizing working capital in the period.

[4]	Includes amortization of contractual assets with clients – exclusive rights

Ipiranga

	3Q19	3Q18	2Q19	Δ 3Q19 v 3Q18		Δ 3Q19 v 2Q19	9M19	9M18	Δ 9M19 v 9M18
Total volume (000 m³)	6,185	6,200	5,610	0%		10%	17,382	17,520	(1%	)
Diesel	3,167	3,301	2,787	(4%	)	14%	8,628	8,993	(4%	)
Otto cycle	2,903	2,780	2,721	4%		7%	8,434	8,178	3%
Others¹	115	120	102	(4%	)	13%	319	348	(8%	)
Adjusted EBITDA (R$ million)	615	497	447	24%		37%	1,600	1,484	8%
EBITDA Post Adjustments (R$ million)	676	n/a	508	n/a		33%	1,778	n/a	n/a

¹	Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Ipiranga’s sales volume in 3Q19 remained stable in relation to 3Q18, due to a 4% increase in Otto cycle volume, with a greater share of ethanol in the sales mix, and a 4% reduction in diesel volumes mainly in the consumption segment. In relation to 2Q19, volumes rose 10% due to a 14% growth in diesel, with an increased share mainly in the TRR segment, and 7% in the Otto cycle with an increased participation of all fuels, as well as the seasonal differences between periods.

Net revenues – Total of R$ 19,568 million (-2%), due to the decline of 2% in Ipiranga’s unit average price and volume stable compared with 3Q18. In relation to 2Q19, net revenue increased 7% driven by the greater sales volume, partially offset by the decline in unit average prices of oil derivatives and ethanol.

Cost of goods sold – Total of R$ 18,676 million (-3%) due mainly to the fall of 2% in Ipiranga’s unit average cost in relation to 3Q18. Compared to 2Q19, the cost of goods sold increased 7% on the back of stronger sales volume, in spite of the reduction in the costs of fuels during the period.

Sales, general and administrative expenses (SG&A) – Total of R$ 491 million (-10%), due to the reversal of R$ 20 million in provisioning for losses on doubtful accounts and initiatives for reducing costs and expenses. In relation to 2Q19, sales, general and administrative expenses were 11% lower due to the reversal in the aforementioned provisioning for losses on doubtful accounts, as well as a reduction in expenses in various areas of the company.

Other operating results – Total of R$ 45 million, mainly because of the constitution of extraordinary PIS/COFINS taxes of R$ 32 million.

Adjusted EBITDA – Total of R$ 615 million (+24%), influenced by improvements in margins, combined with reduction in SG&A and better results at ICONIC. In relation to 2Q19, Adjusted EBITDA increased 37% due to higher sales volume and lower SG&A expenses. Considering IFRS 16 adjustments and the segregation of corporate expenses, Ipiranga’s Adjusted EBITDA in 3Q19 and in 9M19 was R$ 676 million and R$ 1,778 million, respectively.

Investments – Ipiranga invested R$ 226 million, allocated to maintenance and expansion of the service station and franchise network, as well as expansion of the company’s logistics infrastructure. Out of total investments, R$ 119 million was expended on property, plant and equipment and on intangible assets, R$ 105 million on contractual assets with clients (exclusive rights) and R$ 2 million as drawdowns of financing to clients and advance payments of rentals, net of repayments. Ipiranga ended 3Q19 with 7,151 service stations, a reduction of 35 service stations compared with 2Q19.

Oxiteno

	3Q19	3Q18	2Q19	Δ 3Q19 v 3Q18		Δ 3Q19 v 2Q19		9M19	9M18	Δ 9M19 v 9M18
Average exchange rate (R$/US$)	3.97	3.96	3.92	0%		1%		3.89	3.60	8%
Total volume (000 tons)	195	205	183	(5%	)	6%		559	579	(3%	)
Specialty Chemicals	153	162	146	(5%	)	5%		447	465	(4%	)
Commodities	42	44	38	(4%	)	12%		112	114	(2%	)
Sales in Brazil	147	151	132	(3%	)	11%		403	416	(3%	)
International sales	49	54	51	(10%	)	(5%	)	156	163	(4%	)
EBITDA (R$ million)	74	173	39	(58%	)	91%		146	346	(58%	)
EBITDA Post Adjustments (R$ million)	79	n/a	44	n/a		81%		162	n/a	n/a

Operational performance – Specialty chemicals volume dropped 5% with lower sales across various segments due to the modest performance of the economy in Oxiteno’s Latin American markets in addition to a decrease in exports. Commodities sales volume was down by 4% compared with 3Q18, when Oxiteno posted sales above the average in this segment. When compared with 2Q19, total sales volume increased by 6%, representing a 12% growth in commodities and 5% in specialty chemicals, due to seasonality between periods.

Net revenues – Total of R$ 1,121 million (-18%) due to a decline of 14% in the average dollar prices, particularly prices for glycols in the international market, together with lower sales volume. In relation to 2Q19, net revenue increased 5% due to higher sales volume and a 1% devaluation in the Real against the US Dollar (R$ 0.05/US$), although partially offset by continuing weaker prices for glycols in the international market.

Cost of goods sold – Total of R$ 911 million (-12%), due to a decline in US Dollar denominated costs of raw materials, notably ethylene and palm kernel oil (“PKO”), combined with a reduction in sales volume as well as the reversal of provisions for inventory. Compared with 2Q19, the cost of goods sold rose 1%, in line with higher sales volume and a 1% devaluation in the Real in relation to the US Dollar, partially offset by the reversal in provisioning for inventory and a reduction in maintenance expenditures.

Sales, general and administrative expenses (SG&A) – Total of R$ 186 million (-4%) due to lower payroll expenses and international freight charges in line with the decline of volume over the period. With respect to 2Q19, sales, general and administrative expenses increased by 5%, largely because of higher expenses with freight (increased sales volume) and at the international units, despite a reduction in payroll expenditures.

EBITDA – Total of R$ 74 million (-58%) due to lower unit margins in US Dollars in the period as a result of the decline in petrochemical commodity prices on the international market, specially glycols, combined with lower sales volume. The quarter-over-quarter increase of 91% in EBITDA reflects improved sales volume due to seasonal fluctuations between periods, the reduction of fixed costs and the devaluation in the Real against the US Dollar. Considering IFRS 16 adjustments and the segregation of corporate expenses, Oxiteno’s EBITDA in 3Q19 and 9M19 was R$ 79 million and R$ 162 million, respectively.

Investments – Investments were R$ 61 million, mainly allocated to the maintenance of the company’s industrial units.

Ultragaz

	3Q19	3Q18	2Q19	Δ 3Q19 v 3Q18	Δ 3Q19 v 2Q19	9M19	9M18	Δ 9M19 v 9M18
Total volume (000 tons)	458	450	421	2%	9%	1,274	1,304	(2%	)
Bottled	315	309	289	2%	9%	874	901	(3%	)
Bulk	143	141	132	1%	9%	400	403	(1%	)
EBITDA[1] (R$ million)	174	159	111	9%	58%	382	137	178%
EBITDA Post Adjustments (R$ million)	186	n/a	121	n/a	54%	415	n/a	n/a

[1]	9M18 figures include the break-up fee of R$ 286 million following the rejection of the Liquigás acquisition. Excluding this effect, EBITDA was R$ 424 million

Operational performance – Sales volume in the bottled segment increased 2% compared with 3Q18, due to the addition of new resellers. In the bulk segment, volumes were 1% higher due to stronger sales to the commercial and services segments and special gases. In relation to 2Q19, sales volume rose 9%, a reflection of seasonal variations between quarters and the partial interruption of LPG supply in some regions in 2Q19.

Net revenues – Total of R$ 1,894 million (+1%) because of greater sales volume in the period, partially offset by the readjustment in LPG prices. In relation to 2Q19, net revenue rose 7% for the same reasons as cited above.

Cost of goods sold – Total of R$ 1,606 million (-1%) due to readjustments in LPG costs, mainly in the bulk segment. In relation to 2Q19, the cost of goods sold rose 4% because of seasonally higher sales volume, partially offset by the readjustment in LPG costs.

Sales, general and administrative expenses (SG&A) – Total of R$ 164 million (+13%) mainly as a result of reversal of provisions for losses on doubtful accounts in 3Q18. In relation to 2Q19, sales, general and administrative expenses increased by 4% due to higher sales volume, attenuated by a reduction of provisions for losses on doubtful accounts in 3Q19.

EBITDA – Total of R$ 174 million (+9%), the highest quarterly EBITDA in Ultragaz’s history, due to the increased sales volume and improvement in gross margin, offset by an increase in expenses for the period. In relation to 2Q19, EBITDA was 58% higher, mainly the result of increased sales volume and gross margin. Considering IFRS 16 adjustments and the segregation of corporate expenses, Ultragaz’s EBITDA in 3Q19 and 9M19 was R$ 186 million and R$ 415 million, respectively.

Investments – Ultragaz invested R$ 61 million during the period, allocated to corporate customers, replacement and acquisition of gas bottles and maintenance of logistical infrastructure and to filling plants.

Ultracargo

	3Q19	3Q18	2Q19	Δ 3Q19 v 3Q18		Δ 3Q19 v 2Q19		9M19	9M18	Δ 9M19 v 9M18
Effective storage[1] (000 m³)	778	765	745	2%		4%		760	758	0%
EBITDA (R$ million)	36	44	(3)	(18%	)	n/a		86	139	(38%	)
EBITDA ex-non-recurring[2] (R$ million)	49	44	50	12%		(2%	)	151	139	9%
EBITDA Post Adjustments (R$ million)	45	n/a	6	n/a		n/a		110	n/a	n/a

[1]	Monthly average
[2]	EBITDA ex-non-recurring does not include the effects of the R$ 53 million in 2Q19 and R$ 13 million in 3Q19 related to the Conduct Adjustment Agreement (TAC)

Operational performance – Ultracargo’s average storage increased by 2% year-over-year mainly due to greater handling of fuels and corrosives, attenuated by a decline in the handling of ethanol. Compared with 2Q19, average storage at the port terminals increased by 4% with greater fuels and ethanol handling.

Net revenues – Total of R$ 135 million in 3Q19 (+9%), driven by increased handling in the period, mainly at the Santos and Suape terminals, contractual readjustments and higher spot sale volumes. In relation to 2Q19, net revenue increased by 7% due to greater handling and the product mix handled.

Cost of services provided – Total of R$ 72 million (+16%), due to higher costs with maintenance, materials and services linked to the expansion of capacity in Santos. In relation to 2Q19, the cost of services provided increased 15% for the same reasons mentioned above.

Sales, general and administrative expenses (SG&A) – Total of R$ 33 million (+8%) due to increased payroll expenses. In relation to 2Q19, sales, general and administrative expenses grew by 6% reflecting higher payroll expenses as well.

Other operating results – Total of R$ 10 million negative in 3Q19, mainly due to the allocation of reserves of R$ 13 million relating to the agreement for suspension of the criminal lawsuit relating to the fire in the Santos terminal in 2015. This amount is envisaged to complement the Conduct Adjustment Agreement (“TAC”) executed in May 2019 as part of the civil inquiry.

EBITDA – Total of R$ 36 million, the result of the additional tranche to the TAC of R$ 13 million. Excluding this effect, EBITDA would have been R$ 49 million, a year-over-year growth of 12% due to greater handling and average prices, a reflection of contractual readjustments and increases in spot volumes, attenuated by higher costs and expenses with the operational startup of the expanded capacity. Compared to 2Q19 and excluding the effect of the TAC in both quarters, EBITDA would be 2% less due to the increase in the cost of the services linked to the expansion of capacity at the Santos terminal. Considering IFRS 16 adjustments and the segregation of corporate expenses, Ultracargo’s EBITDA in 3Q19 and 9M19 was R$ 45 million and R$ 110 million, respectively.

Investments – Ultracargo invested R$ 90 million in the period, allocated to the Vila do Conde concession grant, expansion of the Santos and Itaqui terminals and maintenance.

Extrafarma

	3Q19	3Q18	2Q19	Δ 3Q19 v 3Q18	Δ 3Q19 v 2Q19		9M19	9M18	Δ 9M19 v 9M18
Drugstores (end of the period)	423	414	433	2%	(2%	)	423	414	2%
% of mature stores (+3 years)	51%	47%	47%	4.4 p.p.	3.7 p.p.		51%	47%	4.4 p.p.
Gross revenues (R$ million)	541	515	559	5%	(3%	)	1,646	1,615	2%
EBITDA (R$ million)	(5)	(24)	(5)	78%	(15%	)	(31)	(31)	0%
EBITDA Post Adjustments (R$ million)	18	n/a	18	n/a	0%		36	n/a	n/a

Operational performance – Extrafarma ended 3Q19 with 423 stores, 49 openings and 40 closures in the past 12 months, equivalent to an increase of 2% in its network. At 3Q19, stores still at the maturing stage (up to three years of operations) represented 49% of the network, a reflection of the company’s rate of expansion in recent years. In relation to 2Q19, Extrafarma opened 7 stores and closed 17, the result of greater selectivity in investments and a more rigorous approach to underperforming stores.

Gross revenues – Total of R$ 541 million (+5%) as a result of sales growth in both the wholesale and retail segments, due to the effects relating to the stabilization of the new retailing system in 2018, the annual readjustment in medicines prices and due to the larger number of stores. These effects were partially offset by the intensified competitive environment and closing of underperforming stores in the period. In relation to 2Q19, gross revenues fell 3% in line with the decline in the number of stores.

Cost of goods sold and gross profit – The cost of goods sold amounted to R$ 362 million (+5%) due to sales growth and the annual readjustment in medicine prices. Gross profit reached R$ 151 million (+5%), equivalent to a gross margin of 28%. In relation to 2Q19, the cost of goods sold fell 4% while gross profit remained flat.

Sales, general and administrative expenses (SG&A) – Total of R$ 194 million (+9%) due to the larger number of stores. Excluding the effect of new stores, sales, general and administrative expenses increased by 4%, mainly because of higher depreciation, as a result of investments made in recent years, as well as the closing of underperforming stores. Compared with 2Q19, sales, general and administrative expenses dropped 1%, mainly the result of lower payroll expenditures.

Other operating results – Total of R$ 15 million in 3Q19, due to the constitution of extraordinary PIS/COFINS taxes and credits arising from social security contributions.

EBITDA – Total of R$ 5 million negative compared with R$ 24 million negative reported for 3Q18, mainly due to the growth in sales, the constitution of tax credits in the period and the effects relating to the stabilization of the new retail system in 2018, partially offset by the intensified competitive environment and closing of underperforming stores. Quarter-over-quarter, results remained flat, despite lower inventory gains due to the annual readjustment in medicine prices. Considering IFRS 16 adjustments and the segregation of corporate expenses, Extrafarma’s EBITDA in 3Q19 and 9M19 was R$ 18 million and R$ 36 million, respectively.

Investments – In 3Q19, Extrafarma invested R$ 20 million, allocated to the new distribution center located in São Paulo, launched in August, providing improved logistics and standards of service for the operations in the state. Investments were also allocated to store openings and modernization and information technology, with a focus both on improving operations as well as the shopping experience for the consumer, specially the new store system, including personalized promotions, in a pilot mode.

Cash flow from operating activities – Generation of R$ 17 million in 3Q19, compared to a consumption of R$ 61 million in 3Q18, due to initiatives on working capital optimization, better results and lower investments.

Debt (R$ million)

Ultrapar consolidated	3Q19	2Q19	3Q18
Gross Debt	(15,069.2)	(14,570.6)	(15,620.1)
Cash and cash equivalents	6,438.5	6,421.5	6,428.8
Net debt	(8,630.7)	(8,149.1)	(9,191.3)
Net debt/LTM Adjusted EBITDA	2.72x	2.60x	2.94x
Average cost of debt (% CDI)	99.2%	97.6%	96.2%
Average cash yield (% CDI)	94.1%	91.3%	95.6%
Duration (years)	5.0	5.0	4.4

Debt amortization profile:

Debt breakdown:

Local currency	7,197.9
Foreign currency	7,847.9
Result from currency and interest hedging instruments	23.5
Total	15,069.2

São Paulo, November 6, 2019 – Ultrapar Participações S.A. (“Company”, B3: UGPA3/NYSE: UGP), a Company engaged in specialized distribution and retail (Ipiranga/Ultragaz/Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the third quarter of 2019.

Net Revenues	Adjusted EBITDA	Net income
R$23 billion	R$979 million	R$307 million
-3% YoY 7% QoQ	4% YoY[1] 51% QoQ[1]	-1% YoY[1] 153% QoQ[1]
Investments	Operating cash flow 9M19	Market Cap
R$472 million	R$2.4 billion	R$21 billion

[1]	The variations above do not consider the IFRS 16 and Corporate adjustments (see section “Considerations on the financial and operational information”)

Highlights

In this third quarter of 2019, Ultrapar reported EBITDA growth compared to the third quarter of 2018 as well as to the second quarter of 2019. The earnings recovery comes from operational improvements and from cost reduction across the businesses, combined with our focus on capital allocation discipline.

Ipiranga and Ultragaz reported significant growth both on a year-over-year and quarter-over-quarter basis with a record quarterly EBITDA at Ultragaz. Oxiteno continues to face a period of compressed margins in commodities and is seeking to counter this scenario with initiatives for reducing costs and expenses. At Ultracargo, we began operations in the expansions at the Santos and Itaqui terminals and are operating at a larger capacity to serve our clients from the fourth quarter of 2019. At Extrafarma, the efforts to improve profitability and operations, including the unveiling of the distribution center in São Paulo in August/19, are beginning to show tangible results and lead to a positive cash generation in the quarter.

We remain committed to our agenda of growth, maintaining our focus on restoring profitability, as well as initiatives for generating value in our businesses and strengthening our competitive position in the market. We have an exceptional team and a financial soundness as pillars for our search for good opportunities in our sectors of activity.

3Q19 Conference Call

Ultrapar will host a conference call for analysts and investors on November 07, 2019 to comment on the Company’s performance in the third quarter of 2019 and its outlook. The presentation will be available for download on the Company’s website 30 minutes prior to the conference call.

A WEBCAST live will be available via internet at ri.ultra.com.br. Please connect 15 minutes in advance.

English: 12:30 p.m. (Brasília time) / 10:30 a.m. (US EST)

International Participants: +1 (844) 802-0962

Code: Ultrapar

Replay: +1 (412) 317-0088 (available for seven days)

Code: 10134852

Portuguese: 10:30 a.m. (Brasília time) / 08:30 a.m. (US EST)

Telephone for connection: +55 (11) 2188-0155

Code: Ultrapar

Replay: +55 (11) 2188-0400 (available for seven days)

Code: Ultrapar

2

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to the International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the Company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo, Extrafarma and Corporate is reported without the elimination of inter-segment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

As from 2019, two changes have been introduced in the presentation of Ultrapar’s financial information: (i) the adoption of IFRS 16 published by IASB – International Accounting Standards Board prospectively; and (ii) the segregation of certain corporate expenses, previously distributed among Ultrapar’s businesses, to a new line denominated “Corporate”. In order to provide comparability between 3Q19 and 9M19 with the information of 3Q18 and 9M18, the discussion of results is shown without adjustments related to IFRS 16 and the Corporate segment and references to “3Q19” adopt the same criterion. Any mention of information incorporating these changes will be identified as “Post adjustments”.

Information denominated EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with clients—exclusive rights; and EBIT – Earnings Before Interest and Taxes is presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission – CVM on October 04, 2012. The calculation of EBITDA based on net earnings is shown below:

R$ million	3Q19 Post Adjustments	3Q19	3Q18	2Q19	9M19	9M18
Net income	307.3	321.4	323.2	126.9	699.5	636.7
(+) Income and social contribution taxes	140.3	147.6	171.7	91.9	412.1	324.2
(+) Financial (income) expenses, net	163.4	114.6	58.8	68.2	161.5	230.2
(+) Depreciation and amortization	272.7	208.6	210.3	208.0	628.5	602.3
EBITDA	883.8	792.2	763.9	495.0	1,901.5	1,793.5
Adjustments
(+) Amortization of contractual assets with customers—exclusive rights (Ipiranga)	95.6	95.6	85.8	94.2	273.4	282.4
Adjusted EBITDA	979.3	887.8	849.7	589.2	2,174.9	2,075.9

3

Ipiranga

	3Q19	3Q18	2Q19	Δ 3Q19 v 3Q18		Δ 3Q19 v 2Q19	9M19	9M18	Δ 9M19 v 9M18
Total volume (000 m³)	6,185	6,200	5,610	0%		10%	17,382	17,520	(1%)
Diesel	3,167	3,301	2,787	(4%	)	14%	8,628	8,993	(4%)
Otto cycle	2,903	2,780	2,721	4%		7%	8,434	8,178	3%
Others¹	115	120	102	(4%	)	13%	319	348	(8%)
Adjusted EBITDA (R$ million)	615	497	447	24%		37%	1,600	1,484	8%
EBITDA Post Adjustments (R$ million)	676	n/a	508	n/a		33%	1,778	n/a	n/a

¹	Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Ipiranga’s sales volume in 3Q19 remained stable in relation to 3Q18, due to a 4% increase in Otto cycle volume, with a greater share of ethanol in the sales mix, and a 4% reduction in diesel volumes mainly in the consumption segment. In relation to 2Q19, volumes rose 10% due to a 14% growth in diesel, with an increased share mainly in the TRR segment, and 7% in the Otto cycle with an increased participation of all fuels, as well as the seasonal differences between periods.

Net revenues – Total of R$ 19,568 million (-2%), due to the decline of 2% in Ipiranga’s unit average price and volume stable compared with 3Q18. In relation to 2Q19, net revenue increased 7% driven by the greater sales volume, partially offset by the decline in unit average prices of oil derivatives and ethanol.

Cost of goods sold – Total of R$ 18,676 million (-3%) due mainly to the fall of 2% in Ipiranga’s unit average cost in relation to 3Q18. Compared to 2Q19, the cost of goods sold increased 7% on the back of stronger sales volume, in spite of the reduction in the costs of fuels during the period.

Sales, general and administrative expenses (SG&A) – Total of R$ 491 million (-10%), due to the reversal of R$ 20 million in provisioning for losses on doubtful accounts and initiatives for reducing costs and expenses. In relation to 2Q19, sales, general and administrative expenses were 11% lower due to the reversal in the aforementioned provisioning for losses on doubtful accounts, as well as a reduction in expenses in various areas of the company.

Other operating results – Total of R$ 45 million, mainly because of the constitution of extraordinary PIS/COFINS taxes of R$ 32 million.

Adjusted EBITDA – Total of R$ 615 million (+24%), influenced by improvements in margins, combined with reduction in SG&A and better results at ICONIC. In relation to 2Q19, Adjusted EBITDA increased 37% due to higher sales volume and lower SG&A expenses. Considering IFRS 16 adjustments and the segregation of corporate expenses, Ipiranga’s Adjusted EBITDA in 3Q19 and in 9M19 was R$ 676 million and R$ 1,778 million, respectively.

Investments – Ipiranga invested R$ 226 million, allocated to maintenance and expansion of the service station and franchise network, as well as expansion of the company’s logistics infrastructure. Out of total investments, R$ 119 million was expended on property, plant and equipment and on intangible assets, R$ 105 million on contractual assets with clients (exclusive rights) and R$ 2 million as drawdowns of financing to clients and advance payments of rentals, net of repayments. Ipiranga ended 3Q19 with 7,151 service stations, a reduction of 35 service stations compared with 2Q19.

4

Oxiteno

	3Q19	3Q18	2Q19	Δ 3Q19 v 3Q18		Δ 3Q19 v 2Q19		9M19	9M18	Δ 9M19 v 9M18
Average exchange rate (R$/US$)	3.97	3.96	3.92	0%		1%		3.89	3.60	8%
Total volume (000 tons)	195	205	183	(5%	)	6%		559	579	(3%	)
Specialty Chemicals	153	162	146	(5%	)	5%		447	465	(4%	)
Commodities	42	44	38	(4%	)	12%		112	114	(2%	)
Sales in Brazil	147	151	132	(3%	)	11%		403	416	(3%	)
International sales	49	54	51	(10%	)	(5%	)	156	163	(4%	)
EBITDA (R$ million)	74	173	39	(58%	)	91%		146	346	(58%	)
EBITDA Post Adjustments (R$ million)	79	n/a	44	n/a		81%		162	n/a	n/a

Operational performance – Specialty chemicals volume dropped 5% with lower sales across various segments due to the modest performance of the economy in Oxiteno’s Latin American markets in addition to a decrease in exports. Commodities sales volume was down by 4% compared with 3Q18, when Oxiteno posted sales above the average in this segment. When compared with 2Q19, total sales volume increased by 6%, representing a 12% growth in commodities and 5% in specialty chemicals, due to seasonality between periods.

Net revenues – Total of R$ 1,121 million (-18%) due to a decline of 14% in the average dollar prices, particularly prices for glycols in the international market, together with lower sales volume. In relation to 2Q19, net revenue increased 5% due to higher sales volume and a 1% devaluation in the Real against the US Dollar (R$ 0.05/US$), although partially offset by continuing weaker prices for glycols in the international market.

Cost of goods sold – Total of R$ 911 million (-12%), due to a decline in US Dollar denominated costs of raw materials, notably ethylene and palm kernel oil (“PKO”), combined with a reduction in sales volume as well as the reversal of provisions for inventory. Compared with 2Q19, the cost of goods sold rose 1%, in line with higher sales volume and a 1% devaluation in the Real in relation to the US Dollar, partially offset by the reversal in provisioning for inventory and a reduction in maintenance expenditures.

Sales, general and administrative expenses (SG&A) – Total of R$ 186 million (-4%) due to lower payroll expenses and international freight charges in line with the decline of volume over the period. With respect to 2Q19, sales, general and administrative expenses increased by 5%, largely because of higher expenses with freight (increased sales volume) and at the international units, despite a reduction in payroll expenditures.

EBITDA – Total of R$ 74 million (-58%) due to lower unit margins in US Dollars in the period as a result of the decline in petrochemical commodity prices on the international market, specially glycols, combined with lower sales volume. The quarter-over-quarter increase of 91% in EBITDA reflects improved sales volume due to seasonal fluctuations between periods, the reduction of fixed costs and the devaluation in the Real against the US Dollar. Considering IFRS 16 adjustments and the segregation of corporate expenses, Oxiteno’s EBITDA in 3Q19 and 9M19 was R$ 79 million and R$ 162 million, respectively.

Investments – Investments were R$ 61 million, mainly allocated to the maintenance of the company’s industrial units.

5

Ultragaz

	3Q19	3Q18	2Q19	Δ 3Q19 v 3Q18	Δ 3Q19 v 2Q19	9M19	9M18	Δ 9M19 v 9M18
Total volume (000 tons)	458	450	421	2%	9%	1,274	1,304	(2%)
Bottled	315	309	289	2%	9%	874	901	(3%)
Bulk	143	141	132	1%	9%	400	403	(1%)
EBITDA¹ (R$ million)	174	159	111	9%	58%	382	137	178%
EBITDA Post Adjustments (R$ million)	186	n/a	121	n/a	54%	415	n/a	n/a

¹	9M18 figures include the break-up fee of R$ 286 million following the rejection of the Liquigás acquisition. Excluding this effect, EBITDA was R$ 424 million

Operational performance – Sales volume in the bottled segment increased 2% compared with 3Q18, due to the addition of new resellers. In the bulk segment, volumes were 1% higher due to stronger sales to the commercial and services segments and special gases. In relation to 2Q19, sales volume rose 9%, a reflection of seasonal variations between quarters and the partial interruption of LPG supply in some regions in 2Q19.

Net revenues – Total of R$ 1,894 million (+1%) because of greater sales volume in the period, partially offset by the readjustment in LPG prices. In relation to 2Q19, net revenue rose 7% for the same reasons as cited above.

Cost of goods sold – Total of R$ 1,606 million (-1%) due to readjustments in LPG costs, mainly in the bulk segment. In relation to 2Q19, the cost of goods sold rose 4% because of seasonally higher sales volume, partially offset by the readjustment in LPG costs.

Sales, general and administrative expenses (SG&A) – Total of R$ 164 million (+13%) mainly as a result of reversal of provisions for losses on doubtful accounts in 3Q18. In relation to 2Q19, sales, general and administrative expenses increased by 4% due to higher sales volume, attenuated by a reduction of provisions for losses on doubtful accounts in 3Q19.

EBITDA – Total of R$ 174 million (+9%), the highest quarterly EBITDA in Ultragaz’s history, due to the increased sales volume and improvement in gross margin, offset by an increase in expenses for the period. In relation to 2Q19, EBITDA was 58% higher, mainly the result of increased sales volume and gross margin. Considering IFRS 16 adjustments and the segregation of corporate expenses, Ultragaz’s EBITDA in 3Q19 and 9M19 was R$ 186 million and R$ 415 million, respectively.

Investments – Ultragaz invested R$ 61 million during the period, allocated to corporate customers, replacement and acquisition of gas bottles and maintenance of logistical infrastructure and to filling plants.

6

Ultracargo

	3Q19	3Q18	2Q19	Δ 3Q19 v 3Q18		Δ 3Q19 v 3Q19	9M19	9M18	Δ 9M19 v 9M18
Effective storage[1] (000 m³)	778	765	745	2%		4%	760	758	0%
EBITDA (R$ million)	36	44	(3)	(18%	)	n/a	86	139	(38%)
EBITDA ex-non-recurring[2] (R$ million)	49	44	50	12%		(2%)	151	139	9%
EBITDA Post Adjustments (R$ million)	45	n/a	6	n/a		n/a	110	n/a	n/a

[1]	Monthly average
[2]	EBITDA ex-non-recurring does not include the effects of the R$ 53 million in 2Q19 and R$ 13 million in 3Q19 related to the Conduct Adjustment Agreement (TAC)

Operational performance – Ultracargo’s average storage increased by 2% year-over-year mainly due to greater handling of fuels and corrosives, attenuated by a decline in the handling of ethanol. Compared with 2Q19, average storage at the port terminals increased by 4% with greater fuels and ethanol handling.

Net revenues – Total of R$ 135 million in 3Q19 (+9%), driven by increased handling in the period, mainly at the Santos and Suape terminals, contractual readjustments and higher spot sale volumes. In relation to 2Q19, net revenue increased by 7% due to greater handling and the product mix handled.

Cost of services provided – Total of R$ 72 million (+16%), due to higher costs with maintenance, materials and services linked to the expansion of capacity in Santos. In relation to 2Q19, the cost of services provided increased 15% for the same reasons mentioned above.

Sales, general and administrative expenses (SG&A) – Total of R$ 33 million (+8%) due to increased payroll expenses. In relation to 2Q19, sales, general and administrative expenses grew by 6% reflecting higher payroll expenses as well.

Other operating results – Total of R$ 10 million negative in 3Q19, mainly due to the allocation of reserves of R$ 13 million relating to the agreement for suspension of the criminal lawsuit relating to the fire in the Santos terminal in 2015. This amount is envisaged to complement the Conduct Adjustment Agreement (“TAC”) executed in May 2019 as part of the civil inquiry.

EBITDA – Total of R$ 36 million, the result of the additional tranche to the TAC of R$ 13 million. Excluding this effect, EBITDA would have been R$ 49 million, a year-over-year growth of 12% due to greater handling and average prices, a reflection of contractual readjustments and increases in spot volumes, attenuated by higher costs and expenses with the operational startup of the expanded capacity. Compared to 2Q19 and excluding the effect of the TAC in both quarters, EBITDA would be 2% less due to the increase in the cost of the services linked to the expansion of capacity at the Santos terminal. Considering IFRS 16 adjustments and the segregation of corporate expenses, Ultracargo’s EBITDA in 3Q19 and 9M19 was R$ 45 million and R$ 110 million, respectively.

Investments – Ultracargo invested R$ 90 million in the period, allocated to the Vila do Conde concession grant, expansion of the Santos and Itaqui terminals and maintenance.

7

Extrafarma

	3Q19	3Q18	2Q19	Δ 3Q19 v 3Q18	Δ 3Q19 v 2Q19	9M19	9M18	Δ 9M19 v 9M18
Drugstores (end of the period)	423	414	433	2%	(2%)	423	414	2%
% of mature stores (+3 years)	51%	47%	47%	4.4 p.p.	3.7 p.p.	51%	47%	4.4 p.p.
Gross revenues (R$ million)	541	515	559	5%	(3%)	1,646	1,615	2%
EBITDA (R$ million)	(5)	(24)	(5)	78%	(15%)	(31)	(31)	0%
EBITDA Post Adjustments (R$ million)	18	n/a	18	n/a	0%	36	n/a	n/a

Operational performance – Extrafarma ended 3Q19 with 423 stores, 49 openings and 40 closures in the past 12 months, equivalent to an increase of 2% in its network. At 3Q19, stores still at the maturing stage (up to three years of operations) represented 49% of the network, a reflection of the company’s rate of expansion in recent years. In relation to 2Q19, Extrafarma opened 7 stores and closed 17, the result of greater selectivity in investments and a more rigorous approach to underperforming stores.

Gross revenues – Total of R$ 541 million (+5%) as a result of sales growth in both the wholesale and retail segments, due to the effects relating to the stabilization of the new retailing system in 2018, the annual readjustment in medicines prices and due to the larger number of stores. These effects were partially offset by the intensified competitive environment and closing of underperforming stores in the period. In relation to 2Q19, gross revenues fell 3% in line with the decline in the number of stores.

Cost of goods sold and gross profit – The cost of goods sold amounted to R$ 362 million (+5%) due to sales growth and the annual readjustment in medicine prices. Gross profit reached R$ 151 million (+5%), equivalent to a gross margin of 28%. In relation to 2Q19, the cost of goods sold fell 4% while gross profit remained flat.

Sales, general and administrative expenses (SG&A) – Total of R$ 194 million (+9%) due to the larger number of stores. Excluding the effect of new stores, sales, general and administrative expenses increased by 4%, mainly because of higher depreciation, as a result of investments made in recent years, as well as the closing of underperforming stores. Compared with 2Q19, sales, general and administrative expenses dropped 1%, mainly the result of lower payroll expenditures.

Other operating results – Total of R$ 15 million in 3Q19, due to the constitution of extraordinary PIS/COFINS taxes and credits arising from social security contributions.

EBITDA – Total of R$ 5 million negative compared with R$ 24 million negative reported for 3Q18, mainly due to the growth in sales, the constitution of tax credits in the period and the effects relating to the stabilization of the new retail system in 2018, partially offset by the intensified competitive environment and closing of underperforming stores. Quarter-over-quarter, results remained flat, despite lower inventory gains due to the annual readjustment in medicine prices. Considering IFRS 16 adjustments and the segregation of corporate expenses, Extrafarma’s EBITDA in 3Q19 and 9M19 was R$ 18 million and R$ 36 million, respectively.

Investments – In 3Q19, Extrafarma invested R$ 20 million, allocated to the new distribution center located in São Paulo, launched in August, providing improved logistics and standards of service for the operations in the state. Investments were also allocated to store openings and modernization and information technology, with a focus both on improving operations as well as the shopping experience for the consumer, specially the new store system, including personalized promotions, in a pilot mode.

Cash flow from operating activities – Generation of R$ 17 million in 3Q19, compared to a consumption of R$ 61 million in 3Q18, due to initiatives on working capital optimization, better results and lower investments.

8

Ultrapar

Amounts in R$ million	3Q19	3Q18	2Q19	Δ 3Q19 v 3Q18		Δ 3Q19 v 2Q19		9M19	9M18	Δ 9M19 v 9M18
Net revenues	23,203	23,834	21,693	(3%	)	7%		65,635	67,231	(2%)
Net income[1]	321	323	127	(1%	)	153%		699	637	10%
Net Income IFRS 16	307	n/a	121	n/a		155%		671	n/a	n/a
Earnings per share attributable to shareholders[2] IFRS 16	0.27	n/a	0.10	n/a		174%		0.59	n/a	n/a
Adjusted EBITDA	888	850	589	4%		51%		2,175	2,076	5%
Adjusted EBITDA ex-non-recurring[3]	901	850	642	6%		40%		2,240	2,362	(5%)
Adjusted EBITDA IFRS 16	979	n/a	677	n/a		45%		2,439	n/a	n/a
Investments	472	492	336	(4%	)	41%		1,076	1,533	(30%)
Operating cash flow	922	813	1,065	13%		(13%	)	2,449	1,443	70%

[1]	According to the IFRS accounting standard, consolidated net income includes net income attributable to non-controlling interests in subsidiaries
[2]	Calculated in Reais based on the weighted average number of shares over the period net of shares held as treasury stock. These amounts consider the stock split in April 2019
[3]	The Adjusted EBITDA ex-non-recurring excludes the effects of the R$ 53 million for the TAC in 2Q19 and R$ 13 million in 3Q19, and the break-up fee of R$ 286 million in 9M18

Net revenues – Total of R$ 23,203 million (-3%) due to the reduction in net revenues at Ipiranga and Oxiteno. In relation to 2Q19, net revenues increased by 7% as a result of the increase in sales at Ipiranga, Oxiteno, Ultragaz and Ultracargo.

Adjusted EBITDA – Total of R$ 888 million (+4%) or R$ 901 million (+6%), excluding the TAC of R$ 13 million, a result of greater EBITDA at Ipiranga, Ultragaz, Ultracargo and Extrafarma. Compared with 2Q19, Adjusted EBITDA rose 51% (or 40% excluding the TAC in both periods), due to an increase in EBITDA at Ipiranga, Oxiteno and Ultragaz. Considering IFRS 16, Adjusted EBITDA for Ultrapar in 3Q19 and 9M19 was R$ 979 million and R$ 2,439 million, respectively.

Depreciation and amortization4 – Total of R$ 304 million (+3%) due to the depreciation in investments made over the course of the last 12 months. Compared with 2Q19, total costs and expenses with depreciation and amortization was 1% higher mainly a reflection of greater amortization of contractual assets with Ipiranga’s clients during the period.

Financial results – Ultrapar ended 3Q19 reporting net debt of R$ 8.6 billion (2.72x LTM Adjusted EBITDA) compared with R$ 8.1 billion as of June 30, 2019 (2.60x LTM Adjusted EBITDA), mainly due to the payment of dividends and the exchange rate variation of US Dollar denominated debt in the period. Ultrapar posted a net financial expense of R$ 115 million in 3Q19, an increase of R$ 56 million year-over-year due to the exchange rate variation. In relation to 2Q19, financial expenses increased by R$ 46 million for the same reasons mentioned above.

Net income – Total of R$ 321 million (-1%), due to the increase in financial expenses, offset by higher EBITDA. In relation to 2Q19, net income increased 153% due to higher EBITDA. Considering IFRS 16 adjustments, Ultrapar’s net income in 3Q19 and 9M19 was R$ 307 million and R$ 671 million, respectively.

Cash flow from operating activities – Generation of R$ 2,449 million in 9M19 compared with a cash generation of R$ 1,443 million in 9M18, benefiting from initiatives for optimizing working capital in the period.

[4]	Includes amortization of contractual assets with clients – exclusive rights

9

Capital markets

Ultrapar reported an average daily trading volume (ADTV) of R$ 141 million in 3Q19 (+15%) including trading on both B3 and NYSE. Ultrapar’s shares ended the quarter at R$ 18.49 on B3, a reduction of 8% in the quarter, compared to Ibovespa stock index’s appreciation of 4%. On the NYSE, Ultrapar’s shares recorded a depreciation of 15% in 3Q19, while the Dow Jones Industrial Average rose 1% in the same period. Ultrapar’s market capitalization at the end of 3Q19 was R$ 21 billion.

On April 10, 2019, the Company’s Extraordinary and Annual General Meeting approved a stock split of Ultrapar’s common shares, whereby one existing share now represents two shares of the same class and type. The stock split implies no alteration in Ultrapar’s capital stock and was effective on April 24, 2019.

The amounts of share prices, as well as ADTV and ADRs traded presented in the table below were adjusted to reflect the stock split.

Capital markets	3Q19	3Q18	2Q19	9M19	9M18
Number of shares (000)	1,112,810	1,112,810	1,112,810	1,112,810	1,112,810
Market capitalization¹ (R$ million)	20,576	20,771	22,367	20,576	20,771
B3
ADTV (shares)	6,561,583	4,258,698	5,092,892	5,722,744	3,428,741
ADTV (R$ 000)	121,997	88,953	107,834	124,301	92,040
Average share price (R$/share)	18.59	20.89	21.17	21.72	26.84
NYSE
Quantity of ADRs² (000 ADRs)	46,518	63,943	46,518	46,518	63,943
ADTV (ADRs)	1,050,775	1,625,187	1,031,820	1,235,505	1,395,209
ADTV (US$ 000)	4,887	8,575	5,637	7,286	10,677
Average share price (US$/ADR)	4.65	5.28	5.46	5.90	7.65
Total
ADTV (shares)	7,612,358	5,883,886	6,124,712	6,958,249	4,823,950
ADTV (R$ 000)	141,380	122,725	129,913	152,387	130,076

¹	Calculated based on closing price for the period
²	1 ADR = 1 common share

Performance UGPA3 x Ibovespa – 3Q19

(Jun 28, 2019 = 100)

Source: Bloomberg

10

Debt (R$ million)

Ultrapar consolidated	3Q19	2Q19	3Q18
Gross Debt	(15,069.2)	(14,570.6)	(15,620.1)
Cash and cash equivalents	6,438.5	6,421.5	6,428.8
Net debt	(8,630.7)	(8,149.1)	(9,191.3)
Net debt/LTM Adjusted EBITDA	2.72x	2.60x	2.94x
Average cost of debt (% CDI)	99.2%	97.6%	96.2%
Average cash yield (% CDI)	94.1%	91.3%	95.6%
Duration (years)	5.0	5.0	4.4

Debt amortization profile:

Debt breakdown:

Local currency	7,197.9
Foreign currency	7,847.9
Result from currency and interest hedging instruments	23.5
Total	15,069.2

11

ULTRAPAR

CONSOLIDATED BALANCE SHEET

In millions of Reais	SEP 19 Post Adjustments	IFRS 16 Adjustments	SEP 19	SEP 18	JUN 19
ASSETS
Cash and cash equivalents	2,553.3	—	2,553.3	3,751.7	2,909.3
Financial investments and hedging instruments	3,339.7	—	3,339.7	2,484.9	3,177.4
Trade receivables and reseller financing	4,201.0	—	4,201.0	4,796.3	4,226.2
Inventories	3,285.6	—	3,285.6	3,163.9	3,263.6
Recoverable taxes	1,303.2	—	1,303.2	948.1	1,035.8
Prepaid expenses	133.3	11.4	144.8	150.6	181.4
Contractual assets with customers—exclusive rights	481.5	—	481.5	487.2	478.9
Other receivable	76.6	—	76.6	123.6	86.8
Total Current Assets	15,374.2	11.4	15,385.7	15,906.3	15,359.3
Financial investments and hedging instruments	545.5	—	545.5	192.3	334.8
Trade receivables and reseller financing	389.9	—	389.9	377.5	375.1
Deferred income and social contribution taxes	599.9	(14.8)	585.1	746.0	591.8
Recoverable taxes	845.7	—	845.7	418.8	837.4
Escrow deposits	920.1	—	920.1	868.2	912.6
Prepaid expenses	94.9	315.9	410.9	396.5	417.6
Contractual assets with customers—exclusive rights	977.6	—	977.6	1,012.1	977.5
Other receivables	196.6	—	196.6	205.2	196.6
Investments	130.6	(5.0)	125.6	129.9	122.4
Right to use assets	1,945.0	(1,945.0)	—	—	—
Property, plant and equipment	7,453.7	6.3	7,460.0	7,193.6	7,315.7
Intangible assets	2,323.0	139.5	2,462.4	2,359.1	2,362.6
Total Non-Current Assets	16,422.6	(1,503.0)	14,919.6	13,899.1	14,443.9
TOTAL ASSETS	31,796.8	(1,491.6)	30,305.2	29,805.3	29,803.2
LIABILITIES
Loans and hedging instruments	1,131.9	—	1,131.9	2,577.7	981.0
Debentures	257.4	—	257.4	1,061.1	315.2
Trade payables	2,407.9	—	2,407.9	2,121.3	2,506.3
Salaries and related charges	432.1	—	432.1	421.3	369.3
Taxes payable	325.2	—	325.2	253.7	327.8
Leases payable	205.3	(202.1)	3.2	2.8	3.2
Other payables	409.0	—	409.0	331.0	395.9
Total Current Liabilities	5,168.7	(202.1)	4,966.7	6,768.8	4,898.6
Loans and hedging instruments	7,410.5	—	7,410.5	6,425.8	7,010.8
Debentures	6,269.4	—	6,269.4	5,508.8	6,263.6
Provisions for tax, civil and labor risks	852.5	—	852.5	875.3	848.8
Post-employment benefits	202.3	—	202.3	221.5	202.5
Leases payable	1,362.7	(1,318.2)	44.5	43.9	45.3
Other payables	457.6	—	457.6	397.5	450.7
Total Non-Current Liabilities	16,554.9	(1,318.2)	15,236.7	13,472.8	14,821.7
TOTAL LIABILITIES	21,723.6	(1,520.2)	20,203.4	20,241.6	19,720.4
EQUITY
Share capital	5,171.8	—	5,171.8	5,171.8	5,171.8
Reserves	4,646.1	—	4,646.1	4,179.8	4,646.1
Treasury shares	(485.4)	—	(485.4)	(484.2)	(485.4)
Other	355.2	28.6	383.8	333.7	373.9
Non-controlling interests in subsidiaries	385.6	(0.0)	385.6	362.6	376.5
Total equity	10,073.2	28.6	10,101.8	9,563.7	10,082.9
TOTAL LIABILITIES AND EQUITY	31,796.8	(1,491.6)	30,305.2	29,805.3	29,803.2
Cash and financial investments	6,438.5	—	6,438.5	6,428.8	6,421.5
Debt	(15,069.2)	—	(15,069.2)	(15,620.1)	(14,570.6)
Net cash (debt)	(8,630.7)	—	(8,630.7)	(9,191.3)	(8,149.1)

12

ULTRAPAR

CONSOLIDATED INCOME STATEMENT

In millions of Reais	3Q19 Post Adjustments	IFRS 16 Adjustments	3Q19	3Q18	2Q19	9M19	9M18
Net revenue from sales and services	23,203.3	—	23,203.3	23,834.2	21,692.6	65,635.2	67,230.9
Cost of products and services sold	(21,580.2)	(5.3)	(21,585.4)	(22,209.1)	(20,290.1)	(61,170.8)	(62,625.5)
Gross profit	1,623.1	(5.3)	1,617.8	1,625.1	1,402.5	4,464.4	4,605.4
Operating expenses
Selling and marketing	(613.5)	(21.0)	(634.5)	(683.4)	(707.7)	(2,027.0)	(2,017.3)
General and administrative	(445.5)	(1.1)	(446.6)	(407.1)	(415.7)	(1,246.9)	(1,177.2)
Other operating income (expenses)	53.2	(0.0)	53.2	24.4	10.1	100.0	(203.5)
Gain (loss) on disposal of property, plant and equipment and intangibles	2.0	(0.0)	1.9	(2.5)	0.9	0.7	(7.1)
Operating income	619.3	(27.4)	591.9	556.5	290.1	1,291.3	1,200.3
Financial result
Financial income	125.6	—	125.6	145.0	132.1	401.9	449.6
Financial expenses	(289.0)	48.8	(240.2)	(203.8)	(200.3)	(563.4)	(679.8)
Share of profit (loss) of subsidiaries, joint ventures and associates	(8.2)	—	(8.2)	(2.8)	(3.1)	(18.3)	(9.2)
Income before income and social contribution taxes	447.6	21.4	469.0	494.9	218.8	1,111.5	961.0
Provision for income and social contribution taxes
Current	(58.7)	—	(58.7)	(185.9)	(126.0)	(337.6)	(372.1)
Deferred	(93.1)	(7.3)	(100.3)	(15.9)	28.2	(105.4)	(28.2)
Benefit of tax holidays	11.4	—	11.4	30.1	5.9	30.9	76.0
Net income	307.3	14.1	321.4	323.2	126.9	699.5	636.7
Net income attributable to:
Shareholders of the Company	297.8	14.1	311.9	327.3	114.4	668.5	642.8
Non-controlling interests in subsidiaries	9.5	(0.0)	9.5	(4.1)	12.6	31.0	(6.0)
Adjusted EBITDA	979.3	(91.5)	887.8	849.7	589.2	2,174.9	2,075.9
Depreciation and amortization¹	368.3	(64.2)	304.1	296.0	302.2	901.9	884.7
Total investments²	472.4	—	472.4	492.2	335.8	1,076.0	1,532.7
RATIOS
Earnings per share—R$	0.27		0.29	0.30	0.11	0.62	0.59
Net debt / Stockholders’ equity	0.86		0.85	0.96	0.81	0.85	0.96
Net debt / LTM Adjusted EBITDA	2.72		2.72	2.94	2.60	2.72	2.94
Net interest expense / Adjusted EBITDA	0.17		0.13	0.07	0.12	0.07	0.11
Gross margin	7.0%		7.0%	6.8%	6.5%	6.8%	6.9%
Operating margin	2.7%		2.6%	2.3%	1.3%	2.0%	1.8%
Adjusted EBITDA margin	4.2%		3.8%	3.6%	2.7%	3.3%	3.1%
Number of employees	16,529		16,529	16,936	16,916	16,529	16,936

¹	Includes amortization with contractual assets with customers – exclusive rights
²

Includes property, plant and equipment and additions to intangible assets, contractual assets with customers, financing of clients and rental advances (net of repayments) and acquisition of shareholdings

13

ULTRAPAR

CONSOLIDATED CASH FLOW

In millions of Reais	JAN—SEP	JAN—SEP
	2019	2018
Cash flows from operating activities
Net income for the period	670.6	636.7
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	18.3	9.2
Amortization of contractual assets with customers—exclusive rights	273.4	282.4
Amortization of right to use assets	219.2	—
Depreciation and amortization	623.6	602.3
PIS and COFINS credits on depreciation	11.1	11.8
Interest and foreign exchange rate variations	1,083.9	810.3
Deferred income and social contribution taxes	90.5	28.2
(Gain) loss on disposal of property, plant and equipment and intangibles	(0.9)	7.1
Estimated losses on doubtful accounts	27.5	73.4
Provision for losses in inventories	3.0	6.2
Provision for post-employment benefits	(1.9)	9.7
Equity instrument granted	5.4	2.7
Other provisions and adjustments	(2.1)	(3.9)
	3,021.7	2,476.2
(Increase) decrease in current assets
Trade receivables and reseller financing	225.7	(721.9)
Inventories	71.2	348.2
Recoverable taxes	(406.3)	(62.7)
Dividends received from subsidiaries and joint-ventures	3.7	43.4
Insurance and other receivables	(18.0)	(64.1)
Prepaid expenses	12.7	(0.5)
Contractual assets with customers—exclusive rights	—	(31.0)
Increase (decrease) in current liabilities
Trade payables	(344.2)	(34.2)
Salaries and related charges	3.9	33.1
Taxes payable	2.2	32.1
Income and social contribution taxes	118.4	101.1
Post-employment benefits	(3.4)	(1.4)
Provision for tax, civil, and labor risks	15.0	5.8
Insurance and other payables	87.1	(83.3)
Deferred revenue	(5.7)	1.7
(Increase) decrease in non-current assets
Trade receivables and reseller financing	39.9	(47.3)
Recoverable taxes	7.1	(105.5)
Escrow deposits	(38.6)	(45.5)
Other receivables	0.1	5.6
Prepaid expenses	(11.8)	(56.1)
Contractual assets with customers—exclusive rights	—	31.0
Increase (decrease) in non-current liabilities
Post-employment benefits	0.3	4.0
Provision for tax, civil, and labor risks	(12.8)	14.0
Other payables	43.3	18.9
Deferred revenue	(11.9)	(0.3)
Payments of contractual assets with customers—exclusive rights	(231.7)	(279.4)
Income and social contribution taxes paid	(118.9)	(139.5)
Net cash provided by operating activities	2,449.1	1,442.5
Cash flows from investing activities
Financial investments, net of redemptions	(841.2)	(1,289.7)
Cash and cash equivalents of subsidiary acquired	—	3.7
Acquisition of property, plant, and equipment	(669.8)	(856.8)
Acquisition of intangible assets	(75.8)	(186.4)
Acquisiton of companies	—	(103.4)
Capital increase in joint ventures	(22.9)	(24.0)
Capital reduction in associates	—	1.3
Initial upfront costs of entitlement assets	(69.5)	—
Proceeds from disposal of property, plant and equipment and intangibles	28.7	32.0
Net cash used in investing activities	(1,650.6)	(2,423.3)
Cash flows from financing activities
Loans and debentures
Proceeds	2,016.4	3,295.8
Repayments	(2,160.6)	(2,299.2)
Interest paid	(1,220.7)	(515.0)
Payments of lease	(237.2)	(3.8)
Dividends paid	(596.5)	(790.7)
Redemption of non-controlling shares of Oxiteno Nordeste	(2.2)	—
Capital increase from Iconic non-controlling shareholders	7.0	—
Related parties	(0.1)	(0.1)
Net cash provided by (used in) financing activities	(2,193.9)	(313.0)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	9.8	43.4
Increase (decrease) in cash and cash equivalents	(1,385.7)	(1,250.3)
Cash and cash equivalents at the beginning of the period	3,939.0	5,002.0
Cash and cash equivalents at the end of the period	2,553.3	3,751.7
Transactions without cash effect:
Addition on right to use assets and leases payable	245	—
Initial upfront costs of entitlement assets and suppliers	20	—

14

IPIRANGA

BALANCE SHEET

In millions of Reais	SEP 19 Post Adjustments	IFRS 16 Adjustments	SEP 19	SEP 18	JUN 19
OPERATING ASSETS
Trade receivables	3,010.3	—	3,010.3	3,431.8	3,012.3
Non-current trade receivables	376.2	—	376.2	338.0	356.7
Inventories	1,850.2	—	1,850.2	1,750.7	1,826.9
Taxes	821.0	—	821.0	630.2	644.0
Contractual assets with customers—exclusive rights	1,458.6	—	1,458.6	1,499.3	1,456.3
Other	551.8	326.6	878.4	901.9	916.4
Right to use assets	1,003.3	(1,003.3)	—	—	—
Property, plant and equipment / Intangibles / Investments	3,505.0	44.3	3,549.4	3,483.9	3,492.6
TOTAL OPERATING ASSETS	12,576.4	(632.4)	11,944.0	12,035.9	11,705.1
OPERATING LIABILITIES
Suppliers	1,714.5	—	1,714.5	1,401.0	1,814.5
Salaries and related charges	120.1	—	120.1	109.0	109.6
Post-employment benefits	202.3	—	202.3	197.3	202.5
Taxes	186.6	—	186.6	176.0	151.4
Judicial provisions	333.3	—	333.3	333.7	332.9
Leases payable	651.5	(651.5)	—	—	—
Other accounts payable	246.7	—	246.7	253.4	252.7
TOTAL OPERATING LIABILITIES	3,454.9	(651.5)	2,803.4	2,470.5	2,863.7

INCOME STATEMENT

In millions of Reais	3Q19 Post Adjustments	IFRS 16 Adjustments	Corporate	3Q19	3Q18	2Q19	9M19	9M18
Net sales	19,568.5	—	—	19,568.5	20,006.5	18,223.5	55,220.0	56,590.4
Cost of products and services sold	(18,676.3)	—	—	(18,676.3)	(19,162.0)	(17,431.8)	(52,673.6)	(54,050.4)
Gross profit	892.2	—	—	892.2	844.5	791.7	2,546.3	2,540.1
Operating expenses
Selling	(259.2)	(12.6)	—	(271.8)	(337.1)	(348.4)	(950.6)	(1,035.2)
General and administrative	(207.0)	—	(12.6)	(219.6)	(207.0)	(202.6)	(596.2)	(598.5)
Other operating income (expenses)	45.2	—	—	45.2	22.1	41.1	110.4	74.2
Gain (loss) on disposal of property, plant and equipment and intangibles	0.7	(0.2)	—	0.5	12.8	(1.9)	(2.3)	11.2
Operating income	472.0	(12.8)	(12.6)	446.6	335.2	279.9	1,107.7	991.7
Share of profit of subsidiaries, joint ventures and associates	0.4	—	—	0.4	0.4	0.5	1.3	0.9
Adjusted EBITDA	675.9	(48.5)	(12.6)	614.8	496.8	447.3	1,600.5	1,483.7
Depreciation and amortization¹	203.6	(35.7)	—	167.8	161.2	166.8	491.5	491.1
Ratios
Gross margin (R$/m³)	144			144	136	141	146	145
Operating margin (R$/m³)	76			72	54	50	64	57
Adjusted EBITDA margin (R$/m³)	109			99	80	80	92	85
Adjusted EBITDA margin (%)	3.5%			3.1%	2.5%	2.5%	2.9%	2.6%
Number of service stations	7,151			7,151	7,153	7,186	7,151	7,153
Number of employees	3,287			3,287	3,324	3,404	3,287	3,324

¹	Includes amortization with contractual assets with customers—exclusive rights

15

OXITENO

BALANCE SHEET

In millions of Reais	SEP 19 Post Adjustments	IFRS 16 Adjustments	SEP 19	SEP 18	JUN 19
OPERATING ASSETS
Trade receivables	607.5	—	607.5	777.2	579.7
Inventories	741.5	—	741.5	770.2	732.1
Taxes	585.8	—	585.8	169.9	577.7
Other	154.7	—	154.7	138.1	161.3
Right to use assets	40.1	(40.1)	—	—	—
Property, plant and equipment / Intangibles / Investments	2,660.1	—	2,660.1	2,542.3	2,563.7
TOTAL OPERATING ASSETS	4,789.7	(40.1)	4,749.6	4,397.7	4,614.6
OPERATING LIABILITIES
Suppliers	422.7	—	422.7	435.5	379.7
Salaries and related charges	107.2	—	107.2	113.4	88.9
Taxes	36.8	—	36.8	42.5	36.1
Judicial provisions	28.3	—	28.3	22.6	26.9
Leases payable	41.1	(41.1)	—	—	—
Other accounts payable	52.2	—	52.2	33.8	52.3
TOTAL OPERATING LIABILITIES	688.3	(41.1)	647.2	647.8	583.8

INCOME STATEMENT

In millions of Reais	3Q19 Post Adjustments	IFRS 16 Adjustments	Corporate	3Q19	3Q18	2Q19	9M19	9M18
Net sales	1,120.6	—	—	1,120.6	1,368.4	1,066.3	3,242.6	3,548.5
Cost of products and services sold
Variable	(759.6)	—	—	(759.6)	(873.8)	(723.5)	(2,221.6)	(2,333.4)
Fixed	(103.9)	(2.3)	—	(106.2)	(126.3)	(134.1)	(353.9)	(341.3)
Depreciation and amortization	(46.9)	1.8	—	(45.1)	(37.6)	(44.0)	(135.8)	(109.3)
Gross profit	210.2	(0.5)	—	209.7	330.7	164.8	531.3	764.5
Operating expenses
Selling	(86.4)	(0.0)	—	(86.5)	(95.0)	(83.2)	(251.1)	(255.6)
General and administrative	(97.2)	(0.3)	(2.5)	(99.9)	(98.9)	(93.5)	(287.5)	(282.7)
Other operating income (expenses)	0.8	—	—	0.8	2.0	0.9	3.0	4.9
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.1)	—	—	(0.1)	(8.2)	0.1	0.3	(9.3)
Operating income (loss)	27.3	(0.8)	(2.5)	24.0	130.6	(10.9)	(3.9)	221.9
Share of profit of subsidiaries, joint ventures and associates	0.3	—	—	0.3	0.4	0.3	0.6	1.0
EBITDA	79.3	(3.2)	(2.5)	73.6	173.3	38.6	146.3	345.6
Depreciation and amortization	51.7	(2.4)	—	49.3	42.3	49.2	149.7	122.8
Ratios
Gross margin (R$/ton)	1,076			1,074	1,610	898	951	1,321
Gross margin (US$/ton)	271			270	407	229	245	367
Operating margin (R$/ton)	140			123	636	(60)	(7)	383
Operating margin (US$/ton)	35			31	161	(15)	(2)	106
EBITDA margin (R$/ton)	406			377	844	210	262	597
EBITDA margin (US$/ton)	102			95	213	54	67	166
Number of employees	1,894			1,894	1,931	1,884	1,894	1,931

16

ULTRAGAZ

BALANCE SHEET

In millions of Reais	SEP 19 Post Adjustments	IFRS 16 Adjustments	SEP 19	SEP 18	JUN 19
OPERATING ASSETS
Trade receivables	393.3	—	393.3	403.7	427.5
Non-current trade receivables	13.5	—	13.5	39.2	18.1
Inventories	172.6	—	172.6	119.1	120.4
Taxes	80.9	—	80.9	84.4	84.9
Escrow deposits	221.6	—	221.6	218.4	220.6
Other	55.5	—	55.5	54.3	57.0
Right to use assets	128.8	(128.8)	—	—	—
Property, plant and equipment / Intangibles	955.2	13.2	968.4	966.8	952.0
TOTAL OPERATING ASSETS	2,021.5	(115.6)	1,905.9	1,886.0	1,880.5
OPERATING LIABILITIES
Suppliers	81.6	—	81.6	73.9	97.7
Salaries and related charges	118.7	—	118.7	117.5	94.2
Taxes	9.9	—	9.9	8.7	9.2
Judicial provisions	119.4	—	119.4	111.9	117.9
Leases payable	166.2	(118.5)	47.7	46.7	48.4
Other accounts payable	119.1	—	119.1	127.2	107.1
TOTAL OPERATING LIABILITIES	614.9	(118.5)	496.5	485.8	474.6

INCOME STATEMENT

In millions of Reais	3Q19 Post Adjustments	IFRS 16 Adjustments	Corporate	3Q19	3Q18	2Q19	9M19	9M18
Net sales	1,894.4	—	—	1,894.4	1,869.9	1,772.5	5,307.1	5,260.6
Cost of products and services sold	(1,604.8)	(1.2)	—	(1,606.0)	(1,625.3)	(1,550.3)	(4,588.6)	(4,601.2)
Gross profit	289.6	(1.2)	—	288.4	244.5	222.2	718.5	659.4
Operating expenses
Selling	(107.2)	(0.2)	—	(107.5)	(94.8)	(105.8)	(321.0)	(260.3)
General and administrative	(52.9)	(0.8)	(2.7)	(56.3)	(50.2)	(52.0)	(165.2)	(150.6)
Other operating income (expenses)	2.5	—	—	2.5	2.0	(0.5)	5.5	(279.2)
Gain (loss) on disposal of property, plant and equipment and intangibles	1.6	(0.0)	—	1.6	1.1	0.3	2.8	(0.3)
Operating income (loss)	133.6	(2.2)	(2.7)	128.7	102.6	64.3	240.7	(30.9)
Share of profit of subsidiaries, joint ventures and associates	(0.0)	—	—	(0.0)	(0.0)	(0.0)	0.0	0.0
EBITDA	186.0	(9.2)	(2.7)	174.2	159.2	110.6	381.8	137.4
Depreciation and amortization	52.5	(7.0)	—	45.5	56.6	46.3	141.1	168.3
Ratios
Gross margin (R$/ton)	632			630	544	528	564	506
Operating margin (R$/ton)	292			281	228	153	189	(24)
EBITDA margin (R$/ton)	406			380	354	263	300	105
Number of employees	3,401			3,401	3,556	3,478	3,401	3,556

17

ULTRACARGO

BALANCE SHEET

In millions of Reais	SEP 19 Post Adjustments	IFRS 16 Adjustments	SEP 19	SEP 18	JUN 19
OPERATING ASSETS
Trade receivables	38.4	—	38.4	45.8	33.4
Inventories	6.3	—	6.3	6.2	5.9
Taxes	27.0	—	27.0	8.6	14.8
Other	15.0	0.1	15.1	17.7	16.5
Right to use assets	307.9	(307.9)	—	—	—
Property, plant and equipment / Intangibles / Investments	1,246.3	55.5	1,301.8	1,123.4	1,224.4
TOTAL OPERATING ASSETS	1,640.8	(252.2)	1,388.6	1,201.8	1,295.1
OPERATING LIABILITIES
Suppliers	28.2	—	28.2	28.0	26.9
Salaries and related charges	24.5	—	24.5	23.3	19.8
Taxes	7.6	—	7.6	6.7	6.5
Judicial provisions	8.6	—	8.6	24.8	9.5
Leases payable	259.1	(259.1)	—	—	—
Other accounts payable¹	140.6	—	140.6	59.2	137.9
TOTAL OPERATING LIABILITIES	468.5	(259.1)	209.5	142.1	200.5

¹	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables—indemnification clients and third parties

INCOME STATEMENT

In millions of Reais	3Q19 Post Adjustments	IFRS 16 Adjustments	Corporate	3Q19	3Q18	2Q19	9M19	9M18
Net sales	135.3	—	—	135.3	124.3	126.0	387.9	366.8
Cost of products and services sold	(68.6)	(3.5)	—	(72.1)	(62.1)	(62.8)	(193.7)	(181.7)
Gross profit	66.8	(3.5)	—	63.2	62.2	63.2	194.2	185.1
Operating expenses
Selling	(2.4)	—	—	(2.4)	(2.0)	(1.9)	(6.0)	(5.8)
General and administrative	(29.8)	—	(0.8)	(30.6)	(28.6)	(29.4)	(87.7)	(77.1)
Other operating income (expenses)	(10.3)	—	—	(10.3)	(1.5)	(49.7)	(60.9)	(3.5)
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.1)	—	—	(0.1)	(0.0)	0.0	(0.0)	(0.0)
Operating income (loss)	24.2	(3.5)	(0.8)	19.9	30.1	(17.7)	39.5	98.7
Share of profit of subsidiaries, joint ventures and associates	0.6	—	—	0.6	0.1	0.6	1.7	1.5
EBITDA	44.7	(8.0)	(0.8)	35.8	43.7	(2.5)	85.5	138.9
Depreciation and amortization	19.8	(4.5)	—	15.3	13.4	14.6	44.3	38.7
Ratios
Gross margin	49.3%			46.7%	50.1%	50.2%	50.1%	50.5%
Operating margin	17.9%			14.7%	24.2%	-14.0%	10.2%	26.9%
EBITDA margin	33.0%			26.5%	35.1%	-2.0%	22.1%	37.9%
Number of employees	751			751	711	764	751	711

18

EXTRAFARMA

BALANCE SHEET

In millions of Reais	SEP 19 Post Adjustments	IFRS 16 Adjustments	SEP 19	SEP 18	JUN 19
OPERATING ASSETS
Trade receivables	155.1	—	155.1	147.6	176.1
Inventories	515.0	—	515.0	517.6	578.2
Taxes	213.0	—	213.0	113.9	181.3
Other	22.0	0.7	22.7	24.8	24.3
Right to use assets	464.4	(464.4)	—	—	—
Property, plant and equipment / Intangibles	1,136.7	27.7	1,164.4	1,138.4	1,166.9
TOTAL OPERATING ASSETS	2,506.2	(436.0)	2,070.2	1,942.4	2,126.7
OPERATING LIABILITIES
Suppliers	162.9	—	162.9	187.3	180.4
Salaries and related charges	60.6	—	60.6	57.8	55.9
Taxes	28.7	—	28.7	19.1	25.4
Judicial provisions	40.1	—	40.1	48.7	40.3
Leases payable	449.6	(449.6)	—	—	—
Other accounts payable	14.3	—	14.3	13.0	16.1
TOTAL OPERATING LIABILITIES	756.1	(449.6)	306.6	325.9	318.1

INCOME STATEMENT

In millions of Reais	3Q19 Post Adjustments	IFRS 16 Adjustments	Corporate	3Q19	3Q18	2Q19	9M19	9M18
Gross Revenues	540.9	—	—	540.9	514.5	559.5	1,646.1	1,615.2
Sales returns, discounts and taxes	(28.0)	—	—	(28.0)	(25.8)	(29.7)	(87.0)	(85.9)
Net sales	512.9	—	—	512.9	488.7	529.8	1,559.1	1,529.3
Cost of products and services sold	(362.0)	—	—	(362.0)	(345.5)	(378.5)	(1,115.3)	(1,073.1)
Gross profit	151.0	—	—	151.0	143.2	151.3	443.8	456.3
Operating expenses	(185.1)	(8.2)	(0.4)	(193.7)	(177.7)	(196.4)	(579.1)	(530.9)
Other operating income (expenses)	14.9	—	—	14.9	(0.3)	16.4	40.1	(0.4)
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.2)	0.2	—	(0.0)	(8.3)	2.3	(0.1)	(8.7)
Operating loss	(19.3)	(8.0)	(0.4)	(27.8)	(43.1)	(26.4)	(95.3)	(83.8)
EBITDA	17.5	(22.6)	(0.4)	(5.4)	(24.4)	(4.7)	(31.3)	(31.3)
Depreciation and amortization	36.9	(14.5)	—	22.3	18.7	21.7	64.0	52.5
Ratios¹
Gross margin	27.9%			27.9%	27.8%	27.0%	27.0%	28.2%
Operating margin	(3.6% )			(5.1% )	(8.4% )	(4.7% )	(5.8% )	(5.2% )
EBITDA margin	3.2%			(1.0% )	(4.7% )	(0.8% )	(1.9% )	(1.9% )
Number of employees	6,811			6,811	6,951	6,989	6,811	6,951

¹	Calculated based on gross revenues

19

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Location:

November 6, 2019, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors undersigned; (ii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iii) Investor Relations Officer, Mr. André Pires de Oliveira Dias; (iv) other executive officers of the Company; and (v) in relation to item 1 of the agenda, the coordinator of the Audit and Risks Committee, Mr. Flávio Cesar Maia Luz, and the president of the Fiscal Council, Mr. Geraldo Toffanello.

Agenda and decisions:

1.	After having analyzed and discussed the performance of the Company in the third quarter of the current fiscal year, the respective financial statements were approved.

2.

The Directors approved, pursuant article 28, item “p” of the Company´s Bylaws, the 9th (Ninth) issuance, by Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), wholly-owned subsidiary of the Company, of debentures, non-convertible into shares, unsecured, with additional personal guarantee, in 02 (two) series (“First Series” and “Second Series” and, together, “Series”) for private placement to Vert Companhia Securitizadora (“Debentureholder” or “Securitization Company”, “Issuance” and “Debentures”, respectively), with the following characteristics and main conditions, that will be detailed and regulated in the Indenture (as defined below):

(a)

Total Amount of the Issuance: The total issuance amount is up to R$ 780,000,000.00 (seven hundred and eighty million Reais), on the Issuance date. The amount may be reduced, up to the final demand of the respective Certificates of Agribusiness Receivables (“CRA”) to which the Debentures will be linked, as provided in item “c” below, without the need for a General Meeting of Debenture Holders or a new corporate approval by Ipiranga and/or by the Company;

(b)

Quantity of Series: The Issuance will be divided into 2 (two) Series, and the total amount of the Issuance will be allocated among the Series according to the demand of the Debenture. The amount may be canceled, up to the final demand of the respective CRA to which the Debentures will be linked, as provided in item “c” below, without the need for a General Meeting of Debenture Holders or a new corporate approval by Ipiranga and/or by the Company;

(c)

Binding to the Issuance of CRA: Once the subscription of the Debentures has taken place, considering the fiduciary regime stablished by the Securitization Company, all and any amounts due to the Securitization Company as a consequence of the Debentures shall be bound, respectively, to the 1st (first) and the 2nd (second) series of the 41st (forty-first) issuance of CRA of the Securitization Company, in the scope of securitization of agribusiness credits, as provided by Law nr 11,076 of December 30, 2004, as amended (“Law 11.076”), in Law nr 9.514, of November 20, 1997, as amended (“Law 9.514”), CVM Instruction nº 400, of December 29, 2003, as amended (“CVM Instruction 400”), and CVM Instruction nº 600, of August 1, 2018, as amended (“CVM Instruction 600”) and in terms of the “Securitization Term of Agribusiness Credit Rights for the issue of Real Estate Agribusiness Receivables of the 1st and 2nd Series of the 41th Issuance of VERT Companhia Securitizadora Backed by Agribusiness Credit Rights due by Ipiranga Produtos de Petróleo”;

(Minutes of the Meeting of the Board of Director s of Ultrapar Participações S.A., held on November 6, 2019)

(d)

Adjustment of the Unit Par Value: The unit par value of the Debentures of First Series will not be subject to monetary adjustment. The unit par value or the outstanding unit par value of the Second-Series Debentures, as the case may be, will be adjusted, as from the date of first payment date of the Second-Series Debenture, by the IPCA index, as per calculation to be described in the Indenture;

(e)

Amortization of the Debentures: The unit par value or the outstanding unit par value of the First-Series Debentures, and / or the unit par value or the outstanding unit par value of the Second Series Debentures, as the case may be, restated, will be fully redeemed by Ipiranga, in 3 (three) tranches on the respective payment dates to be shown in the Issuance, except in case of early maturity, redemption offer, optional or mandatory early redemption of the Debentures, pursuant to the indenture of the Issuance;

(f)

Maturity Date of the Debentures: The maturity date of the First Series of Debentures will be December 14, 2029 (“First Series Maturity Date”) and the maturity date of the Second Series of Debentures will be December 14, 2029 (“Second Series Maturity Date” or, when together with the First Series Maturity Date, “Maturity Date”), except for the events of early maturity, early redemption offer, early optional or mandatory redemption of Debentures, pursuant to the Indenture of the Issuance;

(g)

Compensation of the Debentures: As of the first payment, the First-Series Debentures will be entitled to compensatory interest, calculated exponentially and cumulatively on a pro rata temporis basis, according to the number of business days elapsed, levied on the unit par value or the outstanding unit par value of the First-Series Debentures, as the case may be, equivalent to, at the most, 100,00% (one hundred percent) of the average Interbank Deposit (DI) rate, calculated as described in the Indenture (“Compensation of the First-Series Debentures”). As from the first payment date of the Second-Series Debentures, the Second-Series Debentures may be entitled to compensatory interest, levying on the unit par value or outstanding unit par value of the Second-Series Debentures, as the case may be, restated, corresponding to IPCA Treasury’s internal return rate + half-annual interest, with maturity in 2029, as of the business day immediately before the conclusion of the bookbuilding process, plus exponentially remuneration of 0.20% (zero point twenty percent) compensation per annum, based on a year of 252 (two hundred and fifty-two) business days, calculated exponentially and cumulatively pro rata temporis for business days elapsed, as described in the Indenture(“Compensation of the Second-Series Debentures” or, when denominated together with the Compensation of the First Series Debentures, “Compensation”);

(h)

Payment of the compensation of the Debentures: The amounts related to the compensation of the First-Series Debentures shall be paid half-annually, and the amounts related to the Second-Series Debentures Compensation shall be paid annually, as set forth in the table to be included in the Indenture;

(i)

Default Charges: Without prejudice of the compensation, upon payment delay of any pecuniary obligations related to the Debentures, the overdue and unpaid debts shall be increased by interest on arrears of one percent (1%) per month, calculated pro rata temporis, from the date of default to the effective payment date, as well as a non-compensatory fine of two percent (2%) on the amount due, regardless of any warning, notice, notification or judicial or extrajudicial notifications (“Default Charges”).

(j)	Other characteristics: will be defined in the Indenture.

2.1

The Board of Directors authorized the provision of guarantee, by the Company, in relation to the main and ancillary obligations, including, but not limited to, compensation and Default Charges, to be undertaken by Ipiranga under the Issuance (“Guarantee”), which shall be valid in all its terms until the full payment of the secured obligations (under the Indenture). The Guarantee shall be irrevocably and irreversibly provided, and the Company undertakes the condition of guarantor and main payer, jointly and severally liable with Ipiranga, for the full payment on time of the total debt amount represented by the Debentures, plus the relevant compensation and applicable Default Charges, as well as the other pecuniary obligations provided in the Indenture. The Guarantee may be executed and demanded by the holder of the Debentures, on a judicial or extrajudicial basis, whenever necessary to ensure the full settlement of the secured obligations.

(Minutes of the Meeting of the Board of Director s of Ultrapar Participações S.A., held on November 6, 2019)

2.2

The Executive Boards of the Company and Ipiranga are hereby authorized to practice all and any measures and formalities necessary and/or convenient with respect to the Issuance, the rendering of the Letter of Guarantee and/or the offer of the CRAs, including but not limited to: (a) the negotiation of the terms, conditions and execution of the “Private Deed of the 9th (Ninth) Issuance of Debentures, Not Convertible into Shares, of the Unsecured Type, with Personal Guarantee, in 2 (Two) Series, for Private Placement, of Ipiranga Produtos de Petróleo S.A.” (“Issuance Indenture”) and its amendments (including but not limited to amendments in letters “a” and “b” of item 2 above); (b) negotiation of the terms and conditions of the Guarantee’s terms, including in relation to the waiving of certain legal rights of the Company, in accordance with the draft of the Issuance Indenture filed with the CVM on September 27, 2019; and (c) other acts complementary to the operation such as the hedging instrument again price oscillations and the hiring of service providers in the context of the Issuance and/or offer of the CRAs; and

2.3	The Director ratified all acts already practiced related to the resolutions above.

Observation: The resolutions were approved, with no amendments or qualifications, by all the Board Members.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Ana Paula Janes Vescovi

Flávia Buarque de Almeida

Joaquim Pedro de Mello

Jorge Marques de Toledo Camargo

José Galló

José Maurício Pereira Coelho

Nildemar Secches

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 06, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

( Parent and Consolidated Interim Financial Information as of and the Three-month period Ended September 30, 2019 and Report on Review of Interim Financial Information, 3Q19 Earnings release, Board of Directors minutes)